                                          Rule 424(b)1
                                          Registration Statement No. 333-34453

PROSPECTUS

                                1,200,000 SHARES

                  BINGHAM FINANCIAL SERVICES CORPORATION LOGO

                                  COMMON STOCK
                               ------------------

     1,200,000 shares of common stock, without par value, (the "Common Stock") are being offered hereby (the "Offering") by Bingham Financial Services Corporation (the "Company"). The Company is an affiliate of Sun Communities, Inc. ("Sun"), a fully integrated, publicly held real estate investment trust ("REIT"). See "Business -- General" and "-- Formation and Structure." The shares of Common Stock offered hereby will constitute substantially all of the outstanding shares of Common Stock of the Company after consummation of the Offering. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company anticipates using a significant portion of the net proceeds from the Offering to repay the Company's indebtedness to Sun. See "Use of Proceeds." There has been no public trading market for the Common Stock. Roney & Co., L.L.C., as representative of the several underwriters (the "Representative") has advised the Company that it anticipates making a market in the Common Stock following completion of the Offering, although there can be no assurance that an active trading market will develop. Quotations for the Common Stock will be reported on the NASD OTC Bulletin Board under the symbol "BFSC." Certain directors and officers of Sun, some of whom are also directors or officers of the Company have provided nonbinding expressions of interest to purchase 82,500 shares and two directors of the Company and their affiliates have provided nonbinding expressions of interest to purchase 150,000 shares of the Common Stock at the public offering price.

                               ------------------
  THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF
                 RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 9
               FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVEST-
                      MENT IN THE COMPANY'S COMMON STOCK.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

                                                    INITIAL PUBLIC             UNDERWRITING              PROCEEDS TO
                                                    OFFERING PRICE             DISCOUNTS(1)               COMPANY(2)
--------------------------------------------------------------------------------------------------------------------------
Per Share...................................            $10.00                    $0.70                     $9.30
--------------------------------------------------------------------------------------------------------------------------
Total(3)....................................         $12,000,000                 $840,000                $11,160,000
==========================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offering, estimated at $300,000, payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 180,000 additional shares of Common Stock at the Initial Public Offering Price, less the Underwriting Discounts, solely to cover over-allotments, if any. If such option is exercised in full, the total Initial Public Offering Price, Underwriting Discounts and Proceeds to Company will be $13,800,000, $966,000 and $12,834,000, respectively. See "Underwriting." The Underwriters have agreed that the Underwriting Discounts to be incurred by the Company for up to 75,000 shares sold by the Underwriters to certain officers and directors of Sun will be reduced to 3.0%. See "Underwriting." If 75,000 shares are purchased by certain directors and officers of Sun, the Underwriting Discounts will be reduced by, and Proceeds to the Company increased by $30,000.
                               ------------------

     The shares of Common Stock are being offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Detroit, Michigan, on or about November 18, 1997.
                               ------------------
                                RONEY & CO. LOGO

                The date of this Prospectus is November 13, 1997

                   BINGHAM FINANCIAL SERVICES CORPORATION MAP

                           -------------------------

                             AVAILABLE INFORMATION

     The Company is not currently a reporting Company pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), but will be required to file reports pursuant to the Exchange Act following the completion of the Offering. The Company, which will use a September 30 fiscal year, intends to furnish its stockholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information.

     Requests for such documents should be directed to Jeffrey P. Jorissen, 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334.
                           -------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Terms used but not otherwise defined herein are defined elsewhere in this Prospectus.

                                  THE COMPANY

     The Company was incorporated in August of 1996 as an affiliate of Sun and began transacting business in January of 1997 as a specialized financial services company to provide financing for new and previously owned manufactured homes. Manufactured homes (which were formerly referred to as mobile homes) are detached, single-family homes which are produced off-site by manufacturers and installed on sites within manufactured home communities. Manufactured homes are available in a wide array of designs, providing owners with a level of customization generally unavailable in other forms of multi-family housing. A manufactured housing community is a residential subdivision designed and improved with sites for the placement of manufactured homes and related improvements and amenities. The Company makes conventional loans under installment loan agreements secured by the borrower's manufactured home ("Contracts"). The Company does not currently, but intends to market property and casualty, credit life and warranty insurance relating to Contracts. In order to sell insurance, the Company or a subsidiary will be required to obtain an insurance license and employ one or more licensed insurance agents. The Company initially intends to offer loans on manufactured homes only but may offer other types of commercial and consumer loans, engage in the acquisition and sale of loans or engage in other businesses in the future through initiation of new businesses or through acquisitions of existing businesses. While the Company does not currently acquire loans or engage in the sale or securitization of its loans, it may decide to do so in the future.

     The Company was formed by Sun Communities, Inc. (together with all entities owned or controlled by Sun Communities, Inc., "Sun"), a fully integrated real estate investment trust ("REIT"), in response to the growing need for providing timely and competitive financing to residents of Sun's manufactured home communities. Sun is one of the nation's largest owners and managers of manufactured housing communities. Established in 1975, Sun became a public company in 1993 with its common stock listed on the New York Stock Exchange under the symbol SUI. Sun has experienced rapid growth since becoming public, growing from 24 communities and 6,500 developed sites as of 1993 to 87 communities and over 31,000 developed sites as of September 30, 1997.

     The manufactured housing industry has grown substantially in recent years. In 1976, Congress passed a law requiring home builders to meet strict HUD construction and safety standards, increasing home quality and fueling growth in the market. During the past decade, manufactured home sales increased by approximately 60% making it the fastest growing segment of the nation's housing market. New manufactured home shipments were 363,000 in 1996 compared to 340,000 in 1995 and comprised over 32% of all single family homes sold in the United States in 1996. Manufactured homes have become an affordable option for the fastest growing segment of the population, retirees and moderate income families, and are on average less than one-half the cost to construct, per square foot of living space, than comparable site-built homes.

                            FORMATION AND STRUCTURE

     The Company was formed in response to demand for financing from residents in the communities owned and managed by Sun ("Sun Communities"). As the Company's business has grown and developed, its objectives and opportunities have become clearer and management of Sun and the Company have concluded that the Company's growth will be enhanced as an independently owned and capitalized entity. Sun is committed to focusing on its core business of owning and operating manufactured home communities and maintaining a more conservative leverage profile consistent with its status as a REIT as compared to the traditionally higher leverage profile of a finance company. The Company currently has 3 employees and to date has relied on Sun for financing pursuant to a demand promissory note (the "Demand Note") and for administrative and support services. A portion of the net proceeds from the Offering will be used to repay Sun's loans to the Company under the Demand Note and to repay Sun for the services provided to the Company. In connection with this Offering, Sun and the Company have entered into a subordinated loan agreement pursuant to which Sun has agreed to provide the Company with a $4 million term loan and a $6 million revolving credit facility (the "Subordinated Debt"). In connection with the Subordinated Debt arrangement, the Company has issued Common Stock purchase warrants to Sun to purchase up to 400,000 shares of Common Stock at a price of $10 per share (the "Detachable Warrants"). See "Business -- Formation and Structure" and "-- Financing."

     Sun has agreed to offer the Company as the only preferred financing source to residents in all of its communities, which currently number 87. Through this arrangement the Company will be the only financing source that is referred to potential borrowers in Sun Communities, however borrowers are under no obligation or pressure to seek financing through the Company and may obtain financing elsewhere. The services to be provided by Sun will include the origination and closing of Contracts, assistance with preservation of collateral and resale of homes under defaulted Contracts. Sun also has agreed to continue to provide certain administrative services to the Company at its cost for a period of three years. In addition, on October 27, 1997 Sun purchased 25,000 shares of Common Stock in a private sale at a price of $10 per share and certain directors and officers of Sun, some of whom are also directors or officers of the Company, have provided nonbinding expressions of interest to purchase 82,500 shares of Common Stock in the Offering. These transactions and purchases of Common Stock will be completed in accordance with the following arrangements:

Participants Support Agreement

     Sun is currently active in the marketing and sale of new and used homes for placement in Sun Communities. The Company has entered into an agreement with Sun (the "Participants Support Agreement"), whereby Sun will offer the Company as the only preferred financing source to home purchasers and home owners through Sun personnel located on-site. The services to be provided by Sun will include the origination and closing of Contracts, assistance with foreclosure, and refurbishing and resale of homes under defaulted Contracts. For its services, Sun will receive an annual fee of 0.43% of the average loan balance under Contracts originated by Sun and the Company has granted Sun 330,000 options (the "Participants Options"), which will vest as described below. In addition, the Company will pay Sun customary brokerage fees for resale of foreclosed homes. See "Business -- Sales and Marketing" and "Certain Relationships and Related Transactions -- Participants Support Agreement."

     The Company has developed the Participants Options to encourage Sun to continue to refer and close Contracts with the Company over a 10-year period. The Participants Options have been designed to align certain economic interests of Sun with those of the Company by promoting the production of Contracts. The Participants Options have been granted to Sun and will vest in eight equal annual amounts beginning in January 2001, each consisting of 41,250 Participants Options. The Participants Options may be exercised at any time after vesting until expiration ten years after the date of vesting. In order for the Participants Options to vest, Sun must be a party to and in compliance with the terms of the Participants Support Agreement with the Company on the vesting date and on December 31st of the preceding year. The Company believes this requirement provides an incentive to Sun to remain a party to the Participants Support Agreement in order to continue to receive the Participants Options. See "Business -- Participants Options" and "Certain Relationships and Related Transactions -- Participants Support Agreement."

     The Company intends to market similar arrangements to other community owners and operators, although the Company has not entered into any such arrangements to date and there is no assurance that the Company will be successful in doing so. While the exact terms of any such arrangement would be negotiated at the time of entering into an agreement, the Company expects that such agreements would include the payment of an annual fee of 0.43% of the average loan balance under Contracts originated by that party and would also include some form and amount of options to acquire Common Stock similar to the Participants Options. In the event the Company is successful in entering into a form of a participants support agreement with manufactured home community owners and operators (a "Participant" or collectively, the "Participants"), the Company will increase the number or create additional Participants Options to take this into account.

Administration Agreement

     Sun will also provide accounting, data processing and administrative support to the Company under an administrative services agreement (the "Administration Agreement"). Services provided by Sun under the Administration Agreement will be billed at cost and are estimated initially to be $75,000 on an annualized basis. The compensation for services provided by Mr. Jeffrey P. Jorissen, as President, Chief Executive Officer and Chief Financial Officer of the Company is included in the Administration Agreement. See "Certain Relationships and Related Transactions -- Administration Agreement."

Stock Purchases by Sun and its Affiliates

     Certain directors and officers of Sun, some of whom are also directors or officers of the Company, have provided nonbinding expressions of interest to purchase a total of 82,500 shares of Common Stock at the initial public offering price. On October 27, 1997, Sun purchased 25,000 shares of Common Stock in a private sale at a price of $10 per share. See "Risk Factors -- Possible Business Reversals if Relationship with Sun is Terminated" and "-- Possible Adverse Influence on Decisionmaking Resulting from Relationship with Sun," "Capitalization," "Description of Common Stock" and "Business -- Formation and Structure."

                               BUSINESS STRATEGY

     The Company's business strategy is based on management's belief that the financing of manufactured homes is a profitable business filling a need in the expanding manufactured home industry. Sun is currently one of the nation's largest owners and operators of manufactured home communities and is becoming one of the country's larger dealers of new manufactured homes. While the Company was formed in August, 1996 it did not start transacting business until January, 1997. Before the Company began its financing services in January, 1997, all financing within Sun Communities was handled by outside unaffiliated financial institutions. Sun and the Company believe that it makes prudent business sense to offer financing through the Company to take advantage of Sun's industry expertise and its existing relationships with home owners in Sun Communities. The Company's Participants Support Agreement with Sun will provide the Company with immediate access to a significant and growing source of borrowers in Sun Communities. Management estimates that $50-$70 million of financing is consummated annually on properties in Sun Communities. The Company currently is capturing 15-20% of this volume prior to the implementation of the Participants Support Agreement with Sun, and will attempt to capture a more significant share in the future. The Company's strategy is to market its services principally through Sun and its on-site managers and sales organizations. The Company intends to compete aggressively for manufactured housing loans through a systematic approach to all 87 housing communities currently owned and operated by Sun, but the Company also intends to market its services to other manufactured housing community owners and operators. Although the Company's current strategy focuses on Sun and other community owners, the Company may in the future decide to originate loans through dealers as well.

     The Company believes that marketing directly to Sun and other community owners will have several advantages over its principal competitors who market their services primarily through dealers of manufactured homes. These include:
1) having preferred access as the only financial institution designated as a preferred financing source to customers of Sun and, potentially, to other Participants; 2) originating its Contracts in high quality communities such as Sun's; 3) having reduced pressure to lower credit standards due to its strategy of concentrating in Sun Communities and, potentially, to other Participants and not competing primarily at the dealership level where there may be pressure to lower credit standards; 4) receiving on-site collection, foreclosure and repossession support from Sun and, potentially, from other Participants, in the event of serious defaults on loans; 5) aligning the economic interests of Sun with the Company through the Participants

Options which will reward Sun only if the Common Stock increases in value; and
6) controlling overhead through the outsourcing of services to Sun at cost.

     The Company's growth strategy consists of the following key elements:

     - to expand the Company's business in existing Sun Communities in order to gain a larger share of the financing opportunities already in existence and to participate in the anticipated growth of Sun;

     - to market its services to other community owners and operators who may become Participants on terms similar to its arrangement with Sun;

     - to enhance profitability through the marketing of property and casualty, warranty and credit life insurance to borrowers; and

     - to provide additional services and engage in activities that the Company believes will be profitable, including other types of consumer and commercial lending by originating new activities or acquiring existing operations from others and possibly the acquisition and management of real estate and other assets.

     The Company's principal executive offices are located at 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334. The Company's telephone number is (248) 932-9656.

                                  THE OFFERING

COMMON STOCK OFFERED BY THE COMPANY.........    1,200,000 shares. The Company
                                                has granted the Underwriters an
                                                option to purchase an additional
                                                180,000 shares to cover
                                                over-allotments.(1)

COMMON STOCK TO BE OUTSTANDING
AFTER THE OFFERING..........................    1,225,000 shares (1,405,000
                                                shares if the over-allotment
                                                option is exercised in full).(2)

USE OF PROCEEDS.............................    The Company anticipates using
                                                the proceeds of the Offering:
                                                (i) to repay the Company's
                                                indebtedness to Sun under the
                                                Demand Note and repay Sun for
                                                services advanced; (ii) to fund
                                                loans and provide an equity base
                                                for borrowings; and (iii) for
                                                working capital and general
                                                corporate purposes. See "Use of
                                                Proceeds."

DIVIDEND POLICY.............................    Since its inception, the Company
                                                has neither declared nor paid
                                                dividends on its Common Stock to
                                                its shareholders. The Company
                                                does not anticipate paying any
                                                cash dividends on the Common
                                                Stock in the foreseeable future.

NASD OVER-THE-COUNTER ("OTC") BULLETIN BOARD
SYMBOL......................................    BFSC

-------------------------
(1) The Company has issued Detachable Warrants to Sun in connection with the Subordinated Debt covering 400,000 shares of Common Stock. The Company also has set aside 330,000 shares of Common Stock for issuance upon exercise of the Participants Options which were granted to Sun on September 30, 1997. See "Description of Capital Stock," "Business -- Formation and Structure" and "-- Financing."

(2) On October 27, 1997, the Company sold 25,000 shares of Common Stock to Sun in a private sale at a price of $10 per share. Does not include shares of Common Stock (equal to 10% of the total outstanding shares of Common Stock) reserved for issuance under the Company's 1997 Stock Option Plan (the "Stock Option Plan" and the "Stock Options") or shares issuable upon exercise of the Detachable Warrants or Participants Options. See "Management -- Executive Compensation," "Business -- Formation and Structure," "-- Participants Options" and "-- Financing."

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                AS OF OR FOR THE
                                                                SIX MONTHS ENDED
                                                                 JUNE 30, 1997*
                                                                ----------------
STATEMENT OF EARNINGS DATA:
  Total Interest Income.....................................       $  122,100
  Interest Expense..........................................           85,200
  Net Interest Income.......................................           36,900
  Provision for Credit Losses...............................           31,500
  Operating Expenses........................................           70,600
  Net Loss..................................................          (65,200)
  Pro forma service cost expense (unaudited)................          (81,800)(1)
  Pro forma net loss (unaudited)............................         (147,000)(1)
  Pro forma net loss per share (unaudited)..................       $   (1,470)(1)
SELECTED OPERATING DATA:
  Average Contract Yield....................................             10.7%
  Net Interest Margin.......................................              3.7%
  Average Gross Contract Receivable Outstanding.............           28,600
  Net Charge-Offs as a Percentage of Average Gross Contracts
     Outstanding............................................              0.0%

                                                                AT JUNE 30, 1997
                                                                ----------------
BALANCE SHEET DATA:
  Total Assets..............................................       $5,422,100
  Contracts Receivable, Gross...............................        5,355,300
  Allowance for Credit Losses...............................           31,500
  Contracts Receivable, Net.................................        5,323,800
  Short Term Debt due to Sun................................        5,363,600
  Stockholder's Deficiency..................................           65,100(1)
  Delinquencies Greater than 30 days as a Percentage of
     Gross Contracts Receivable.............................              1.0%
OTHER DATA:
  Number of States in which the Company Operates............                6
  Number of Outstanding Contracts...........................              187
  Number of Employees.......................................                3

-------------------------
 *  The Company's fiscal year ends on September 30.

(1) On a pro forma basis, assuming the Participants Support Agreement was in effect on January 2, 1997 and that the Participants Options were granted to Sun on that date, recognition of service costs associated with the Participants Options would increase the unaudited pro forma net loss for the six month period ended June 30, 1997 by approximately $81,800 to equal $147,000 or $1,470 per share and would increase the Stockholder's Deficiency at June 30, 1997 to $146,900.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Common Stock in the Offering. This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. In addition, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements.

INABILITY TO ATTAIN PROFITABLE OPERATIONS ASSOCIATED WITH THE COMPANY'S FAILURE TO IMPLEMENT ITS STRATEGY

     The Company's strategy is to market its services principally through manufactured home community owners or managers, which will initially consist solely of Sun. The Company's ability to increase its loan portfolio and thus increase net interest income will depend in large part upon: (i) continued new home sales activity, resale activity of previously owned homes and to a lesser extent, refinancing activity within Sun Communities and in other communities as to which the Company may establish a relationship; (ii) its ability to increase market penetration in Sun Communities; (iii) its ability to effectively market its services to manufactured home community owners and operators other than Sun and to establish and maintain relationships with them by entering into participants support agreements; and (iv) its ability to attract and retain qualified underwriting, collection and support personnel. Through the Participants Support Agreement the Company will provide Sun (i) an annual fee of 0.43% of the average loan balances under Sun's respective Contracts and (ii) the Participants Options. The Participants Options will vest if, and only if, Sun is a party to and in compliance with the terms of the Participants Support Agreement on the vesting date and on December 31st of the previous year. The Participants Options only have value if the price of the Common Stock exceeds the applicable exercise price. The Company intends to market similar arrangements to other community owners and operators which it expects will consist of an annual fee of 0.43% and some form of options to acquire Common Stock similar to the Participants Options. There can be no assurance that these incentives will be sufficient to make the Company's strategy to market its services to community owners and operators successful. Community owners and operators may see the value offered by the participants support agreements and the opportunity to acquire options for shares of Common Stock as insufficient or too speculative, may be concerned about the Company's lack of operating history, may choose not to do business with the Company due to the Company's relationship with Sun, or may elect not to become a Participant for other reasons. The Company's ability to maintain its profitability, as it pursues its strategy, will be dependent on, among other things, its ability to: (i) maintain appropriate procedures, policies and systems to ensure that the Company offers Contracts with an acceptable level of credit risk and loss; (ii) locate sufficient financing with acceptable terms to fund its Contracts; (iii) manage the costs associated with hiring additional personnel and with other activities associated with the planned growth of the Company; and (iv) identify and operate in competitive, economic and regulatory environments which are conducive to the Company's business activities. Changes in any or all of these factors or in the Company's ability to successfully implement its strategy could have a material adverse effect on the Company including the inability to attain profitable operations. See "Business -- Business Strategy" and "-- Sales and Marketing."

SIGNIFICANT START-UP LOSSES EXPECTED

     As a result of the substantial start-up expenditures that must be incurred by a finance company and the time it will take to develop its loan portfolio to a profitable level, it is expected that the Company will operate at a loss during the start-up phase of its business. As of the first six months of operations, the Company has experienced a net loss of $65,200. The Company is not expected to be profitable for at least the first year of operation and the book value of the Common Stock will decrease accordingly. Further, there is no assurance that the Company will ever operate profitably. If the Company does not reach profitability and recover its accumulated operating losses and the non-recoverable portion of its investment in fixed assets, investors will suffer a significant decline in the value of their shares of Common Stock.

LIMITED INFORMATION DUE TO LACK OF OPERATING HISTORY

     The Company commenced operations in January, 1997. While management believes the Participants Support Agreement with Sun will lessen the potential effects of start-up risks, the business of the Company is subject to the risks inherent in the establishment of a new business enterprise. Because the Company has only recently commenced operations, prospective investors do not have access to all of the information that, in assessing their proposed investment, is available to the purchasers of securities of a company with a history of operations.

POTENTIAL OPERATING INEFFICIENCIES DUE TO LIMITED EXPERIENCE OF MANAGEMENT

     Certain members of management of the Company have extensive experience in the acquisition, ownership and operation of manufactured home communities but management has limited experience managing the existing and prospective financial services business of the Company. To the extent such experience is material to the execution of the Company's business strategy and to the maintenance of profitable operations, and unless persons with such experience are subsequently employed and retained by the Company, management's relative inexperience may have an adverse effect on the Company.

POSSIBLE BUSINESS REVERSALS IF RELATIONSHIP WITH SUN IS TERMINATED

     The Company's business depends in large part upon its relationship with Sun, including its arrangement with Sun to be the only preferred financing source offered to purchasers and homeowners in Sun Communities through the Participants Support Agreement and the general and administrative support provided by Sun pursuant to the Administration Agreement. To date, the Company's business has been conducted solely in Sun Communities. There can be no assurance that Sun will be successful in maintaining or increasing its existing communities, or that Sun will continue to grow at a rate comparable to its historical performance. If Sun is adversely affected in any way, the Company will be adversely affected. Although Sun has entered into the Participants Support Agreement with the Company for a term of three years, there is no guarantee that this arrangement will continue thereafter and thus, no guarantee that the Company will continue to have access to Sun Communities. If the Company is no longer the only preferred financing source at Sun Communities its business will be adversely affected. See "Risk Factors -- Limited Growth due to Dependence on External Financing," "Business -- Formation and Structure," "-- Financing" and "Certain Relationships and Related Transactions."

INEFFICIENT OPERATIONS OR MISSED OPPORTUNITIES ASSOCIATED WITH LIMITED EXECUTIVE PERSONNEL AND EMPLOYEES

     Jeffrey P. Jorissen, the Company's President, Chief Executive Officer and Chief Financial Officer, will continue to devote a majority of his time to his duties as Chief Financial Officer of Sun. Mr. Jorissen's commitment to Sun may result in his unavailability or inability due to time constraints to adequately conduct his duties to the Company. If, as a result of his other responsibilities, Mr. Jorissen is unable to adequately discharge his duties as an executive officer of the Company and, if the Company is unable to replace Mr. Jorissen with other executive personnel who can adequately discharge such duties, the Company may suffer material adverse consequences in the form of inefficient operations or missed opportunities.

     The Company will rely for much of its operations on personnel employed by Sun, and, potentially, by other owners and managers of manufactured home communities. If the Company's agreements with Sun and with other owners or operators of manufactured home communities, if any, terminate, the Company will be materially adversely affected. Moreover, the Company's ability to supervise and manage employees of Sun and other owners or managers of manufactured home communities, if any, may be restricted in comparison to its ability to manage its own employees and the Company's operations may thereby be materially adversely affected as the result of underperformance by these employees in their activities on behalf of the Company.

LIMITED GROWTH DUE TO DEPENDENCE ON EXTERNAL FINANCING

     The Company's operations are dependent on its ability to maintain adequate capital and access satisfactory lending sources to fund its Contracts. Historically, the Company has relied exclusively on the funds provided by Sun. For its immediate financing needs, the Company will draw on the funds provided by the proceeds of the Offering and the Subordinated Debt. The Subordinated Debt facility provides a $4 million term loan, which will mature seven years after the date of the Note, and a five-year $6 million revolving credit facility. Prepayment of the term loan is permitted after the first three years without premium or penalty subject to the approval of the non-employee directors of the Company. Concurrent with the completion of this Offering the Company will borrow $4 million from Sun pursuant to the Subordinated Debt. Although the Company intends to negotiate with independent financial institutions to provide senior financing, there can be no assurance that the Company will be able to obtain these or other comparable financing arrangements on acceptable terms or that the Company will continue to have sufficient sources of funds to meet its short-term and long-term financing needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Financing."

POSSIBLE ADVERSE INFLUENCE ON DECISIONMAKING RESULTING FROM RELATIONSHIP WITH
SUN

     After completion of the Offering, Sun and directors and officers of Sun, some of whom are also directors or officers of the Company, will own in the aggregate approximately 8% of the Common Stock of the Company. Sun has been granted the Participants Options, which will vest in accordance with the terms of the Participants Support Agreement, and has been issued the Detachable Warrants in connection with its agreement to provide the Subordinated Debt. If these Participants Options and Detachable Warrants are exercised and retained, Sun may be a significant stockholder in the future. While Sun, as a REIT, cannot directly own more than 10% of the shares of Common Stock, it may own an unlimited amount through its affiliates.

     In addition to Sun's ownership of Common Stock in the Company and Common Stock ownership by affiliates, directors and officers of Sun, Sun is closely tied to the management of the Company. Other than the independent directors, all of the directors and some of the officers of the Company also are shareholders, officers or directors of Sun.

     Sun has been involved in virtually every aspect of the Company's existence. Sun has loaned the Company funds to start its operations and expects to be repaid with the proceeds of this Offering. In addition, Sun has entered into a new financing arrangement with the Company in the form of the Subordinated Debt, evidencing its continued interest in the Company. The Company's dependence on Sun for financing and for access to Sun Communities as the preferred financing source places Sun in a position to exercise significant influence over the affairs of the Company. Sun's involvement in the business as a provider of services under the Administration Agreement, a lender under the Subordinated Debt, and its potential ownership of shares of Common Stock may cause it to have interests which are not identical to those of the Company which may lead to conflicts of interest with respect to certain transactions.

     It is the intention of the Company and Sun that any agreement or transaction between the Company and Sun is fair to all parties and consistent with market terms. The Company's Bylaws provide that certain transactions between the Company and Sun require the approval of a majority of the independent directors of the Company to attempt to achieve fair dealings between the Company and Sun. Such transactions include the Administration Agreement, the Participants Support Agreement, the Participants Options and the Subordinated Debt. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. See "Certain Relationships and Related Transactions."

POSSIBLE BUSINESS FAILURE DUE TO COMPETITION

     The manufactured housing finance industry is very fragmented and highly competitive. There are numerous non-traditional consumer finance sources serving this market. Specifically, Green Tree Financial Corporation ("Green Tree"), founded in 1975 to provide financing for the purchase of manufactured homes, is the clear financing leader. With approximately a 28% market share in the financing of new manufactured housing shipments, it is the leading commercial lender to manufactured housing retail dealers. In addition, some of the manufactured housing industry's larger manufacturers, such as Clayton Homes and Oakwood Homes, maintain their own finance subsidiaries to provide financing for purchasers of their manufactured homes. Historically, traditional financing sources (commercial banks, savings and loans, credit unions and other consumer lenders) have not consistently served this market. Existing manufactured home lenders and traditional financing sources, many of which have significantly greater resources and more experience than the Company, may be able to offer more attractive terms to potential customers. To the extent that non-traditional and traditional lenders significantly expand their activities in this market, the Company may be adversely affected. See "Business -- Competition" and "-- Manufactured Housing and Manufactured Home Financing Industries."

POTENTIAL LOSSES FROM DELINQUENCIES AND DEFAULTS

     The most frequent purchasers of manufactured homes are younger, first-time buyers and retirees. The Company's borrowers may be deemed to be relatively high credit risks due to various factors, including, among other things, the manner in which they have handled previous credit, the absence or limited extent of their prior credit history, or limited financial resources. Consequently, the loans originated by the Company bear a higher rate of interest, have a higher probability of default and may involve higher delinquency rates and greater servicing costs relative to loans to more creditworthy borrowers. The Company's profitability depends upon its ability to properly evaluate the creditworthiness of borrowers, limit its default rates and foreclosure costs and to efficiently service the Contracts. The Company is currently operating with a loan loss reserve of 0.75%. As of June 30, 1997, the Company had no Contracts that were delinquent over 60 days. Contracts past due 30-60 days totaled $57,767 or 1.08% of the outstanding Contracts receivable. The Company sends a notice of default after 30 days and sends a final demand letter after 60 days. If the loan is not brought current pursuant to the terms of the demand letter, the Company commences collection and repossession procedures. To the extent that the repossession and resale of the collateral results in a loss, the reserve account will be charged. If the Company experiences losses in excess of its loan loss reserve it will incur additional charges to the reserve account which would adversely affect its profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Operations" and "Business -- Management Information Systems."

INTERFERENCE WITH OPERATIONS FROM FEDERAL AND STATE REGULATION

     The Company is subject to regulation and licensing under various federal and state statutes and regulations. The Company's business is currently conducted in the states of Michigan, Indiana, Kansas, Missouri, Texas, and Florida, and the Company intends to operate in the states of Illinois, Ohio, and Colorado. Accordingly, the laws and regulations of such states govern the Company's operations therein. Most states where the Company operates: (i) limit the interest rate and other charges that may be imposed by, or prescribe certain other terms of, the Contracts into which the Company enters; (ii) regulate the sale and type of insurance products that the Company anticipates it may offer and the insurers for which it may act as agent; and (iii) define the Company's rights to repossess and sell collateral. In addition, the Company is required to be licensed to conduct its finance operations in the states of Indiana, Kansas, Missouri and Texas where it presently conducts its business. If the Company expands its operations into other states, it will be required to comply with the laws of such states.

     In addition, the Company is subject to numerous federal laws, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act and the rules and regulations promulgated thereunder, and certain rules of the Federal Trade Commission. These laws require the Company to provide certain disclosures to applicants, prohibit misleading advertising and protect against discriminatory financing or unfair credit practices. An adverse change in, modification to, or interpretation of any of these existing laws or regulations, or the promulgation of any additional laws or regulations could have a material adverse effect on the Company. The cost of complying with these regulations is significant and a failure to comply with these regulations could have a material adverse effect on the Company.

     Each of the states in which the Company operates prohibit it from charging a finance charge in excess of statutory maximum rates. Finance charges typically include interest and fees charged in connection with marketing the loan. The Company's forms are in compliance with all applicable laws. If a material number of the Company's Contracts involved violations of applicable lending laws by the Company, the Company's financial position could be materially adversely affected and a continuing pattern of violation by the Company could have a material adverse effect on the Company's future prospects. A violation of state usury laws, for instance, typically carries a penalty of loss of all interest collected or to be collected on a Contract. See "Business -- Regulation and Supervision."

NEGATIVE IMPACT ON OPERATIONS FROM GENERAL ECONOMIC CONDITIONS, GEOGRAPHIC CONCENTRATIONS AND SENSITIVITY TO INTEREST RATES

     Real Estate Market

     The Company's business is affected by a number of factors beyond its control, including sales activity in the new and used manufactured housing market, which may be affected by the general condition of the economy and interest rate levels. Changes in general economic conditions could have a material adverse effect on the Company.

     Geographic Concentration

     The Company's business has been concentrated in certain states. As of June 30, 1997, all of the Company's Contracts in its portfolio were made to consumers in Michigan (54%), Indiana (22%), Texas (17%), Florida (6%) and others. As a result, the Company's Contracts may be subject to a greater risk of default than other comparable loans in the event of adverse economic, political or business developments or natural hazards that may affect one or more of these states and the ability of property owners in one or more of these states to make payments on their Contracts.

     Interest Rates

     The Company's net interest income or loss is the difference between the interest income it earns on the loans it originates and the interest expense it pays on its interest-bearing liabilities to fund such loans. The Company will principally fund its loans from its borrowings from Sun under the Subordinated Debt and the proceeds from this Offering. The Company's profitability is determined largely by the difference, or "spread," between the rate of interest at which the Company funds such loans and the fixed rate of interest charged to and collected from borrowers pursuant to their Contracts. There can be no assurance that the Company's cost of funds will not rise to a level that adversely affects its ability to maintain profitability with respect to the loan portfolio it holds. The Company may also be adversely affected by declines in interest rates. If interest rates decline and loan prepayments therefore increase due to refinancing activity, the income stream from the Company's current loan portfolio may decline. This may, in turn, adversely affect the Company's operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Financing."

NEGATIVE IMPACT ON OPERATIONS FROM INDUSTRY CONDITIONS, CYCLICALITY AND SEASONALITY

     The manufactured housing industry historically has been cyclical and is generally subject to many of the same national and regional economic and demographic factors which affect the housing industry generally. Such factors include consumer confidence, inflation, interest rates, regional population and employment trends, availability of and cost of alternative housing, weather conditions and general economic conditions. In addition, sales typically peak during the spring and summer seasons and decline to lower levels from mid-November through January.

POTENTIAL LOSSES AND ADDITIONAL REGULATION ASSOCIATED WITH OFFERING OTHER
PRODUCTS

     Insurance Products

     The Company intends to offer property and casualty, credit life, and warranty insurance as an agent for one or more major carriers. The sale of these products will subject the Company to insurance regulation in each state in which the products are offered. There can be no assurance that the Company will succeed in selling these or other insurance products or that, if sold, these products can be sold on a profitable basis. See "Business -- Regulation and Supervision" and " -- Other Products and Services."

     Other Types of Consumer and Commercial Loans

     The Company intends to offer other types of consumer and commercial loans where management identifies available markets and satisfactory potential returns for risks undertaken in these lending activities. The offer and sale of other types of loans entails operating risks including uncertainty as to whether sales will attain sufficient levels to offset costs, the possibility that delinquency and loss experience will exceed anticipated levels and the prospect of additional regulation and supervision which could interfere with, or increase the expense of, operations.

     Acquisition and Sales of Loans

     Should the Company acquire loans originated by others it would be subjected to additional uncertainty as to the adequacy and compliance with laws of loan documentation, the creditworthiness of borrowers, and delinquencies and default experience under the acquired loans which could materially adversely affect the Company's operations.

     Should the Company decide to sell or securitize loans which it has originated or acquired from others, it may be required to make representations and warranties and provide indemnities, or otherwise provide recourse to the Company for losses with respect to sold loans, which might adversely affect the operations of the Company. Moreover, the Company may be unable to sell loans at times it desires to do so, or may be required to make such a sale at prices substantially below the fair market present value of such loans. If the Company decides to sell or securitize loans and is unable to do so on an economically beneficial basis, its access to capital necessary to originate or acquire new loans may be severely limited, thereby adversely affecting the Company's ability to continue operations.

BENEFITS TO SUN AND CERTAIN DIRECTORS AND OFFICERS OF SUN

     Through its relationship with the Company, economic benefits will flow to Sun as follows: in connection with the Subordinated Debt arrangement, the Company has issued the Detachable Warrants to Sun to purchase up to 400,000 shares of Common Stock at a price of $10 per share; Sun has been granted 330,000 Participants Options which will vest in accordance with the terms of the Participant Support Agreement if, and only if, Sun is a party to and in compliance with the terms of the Participant Support Agreement on the vesting date and on December 31st of the previous year; Sun will receive an annual fee of 0.43% of the average loan balance of Contracts originated in Sun Communities; Sun will receive payments from the Company for its services under the Administration Agreement on a direct cost basis; and Sun will receive interest under the Demand Note and the Subordinated Debt facility. Upon consummation of this Offering, certain officers and directors of Sun will receive Stock Options pursuant to the Stock Option Plan. Stock Options for 5,000 shares of Common Stock each will be granted to Milton M. Shiffman and Gary A. Shiffman and Stock Options for 10,000 shares of Common Stock each will be granted to Jeffrey P. Jorissen and Brian W. Fannon. Brian W. Fannon is the Chief Operating Officer and a Senior Vice President of Sun.

LIMITATIONS ON STOCKHOLDERS ABILITY TO CHANGE CONTROL

     The Restated Articles of Incorporation (the "Articles of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") of the Company contain certain provisions which could impede a non-negotiated change in control of the Company and thereby adversely affect the holders of the Common Stock. These provisions include a grant of authority to issue, without shareholder approval, up to 10,000,000 shares of preferred stock in one or more series, with such preferences, limitations and relative rights as are determined by the Board of Directors at the time of issuance. The Michigan Business Corporation Act (the "Act") also contains provisions which will impede a change of control not approved by the Board of Directors. The Board of Directors of the Company has been divided into three classes of directors with staggered terms. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest. See "Description of Capital Stock."

POSSIBLE NEGATIVE EFFECT ON STOCK PRICE FROM ABSENCE OF PRIOR MARKET FOR COMMON STOCK

     There has been no public market for the Common Stock prior to the Offering and there can be no assurance that a public market will develop or, if it develops, that it will be sustained following the Offering. The price of the Common Stock offered hereby has been determined through negotiation between the Company and the Underwriters. Certain factors, such as changes in market conditions generally, could cause the market price of the Common Stock to vary substantially. See "Shares Eligible for Future Sale" and "Underwriting."

NO ASSURANCE OF DIVIDENDS

     It is anticipated that no dividends will be paid on the Company's Common Stock for the foreseeable future. No assurance can be given that earnings of the Company will be sufficient to permit the legal payment of dividends to Company shareholders at any time in the future. Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. The Common Stock should not be purchased by persons who need or desire dividend income from this investment. See "Dividend Policy."

RISK OF IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in this Offering will experience immediate and substantial dilution of $0.96 in the pro forma net tangible book value per share of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE MAY NEGATIVELY IMPACT MARKET PRICE OF COMMON
STOCK

     Sales of a substantial number of shares of the Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. The Company intends to register under the Securities Act a number of shares equal to 10% of the total outstanding shares of Common Stock, issuable upon exercise of Stock Options. See "Shares Eligible for Future Sale" and "Underwriting." Shares issued upon the exercise of Stock Options will be eligible for sale in the public market, subject, in the case of affiliates of the Company, to the volume and other limitations of Rule 144, the lock-up agreements and any employment agreements. The Company has issued Detachable Warrants to Sun covering 400,000 shares of Common Stock in connection with the Subordinated Debt. The Company has also set aside 330,000 shares of Common Stock for issuance upon exercise of the Participants Options. Sun's REIT status may increase the likelihood of future sales of Common Stock as it cannot directly own more than 10% of the shares of the Company. See "Shares Eligible for Future Sale." No prediction can be made regarding the effect that future sales of shares of Common Stock will have on the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company (based upon the public offering price of $10.00 per share) are estimated to be approximately $10,890,000 ($12,564,000 if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and estimated offering expenses payable by the Company. The Underwriters have agreed that the Underwriting Discounts to be incurred by the Company for up to 75,000 shares sold by the Underwriters to certain officers and directors of Sun will be reduced to 3.0%. See "Underwriting." If 75,000 shares are purchased by certain directors and officers of Sun, the Underwriting Discounts will be reduced by, and Proceeds to the Company increased by $30,000.

     The Company anticipates using the net proceeds of the Offering together with $4 million of borrowings under the Subordinated Debt facility in the manner set forth below.

                                                                AMOUNT      PERCENTAGE
                                                                ------      ----------
Sources
  Sale of 1.2 million shares of Common Stock(1).............  $12,000,000       75.00%
  Term Loan.................................................  $ 4,000,000       25.00%
                                                              -----------   ----------
     Total..................................................  $16,000,000      100.00%
Uses
  Repayment of Demand Note to Sun, as of 6/30/97............  $ 5,363,600       33.52%
  Underwriters' commission..................................  $   810,000        5.06%
  *Offering expenses........................................  $   300,000        1.88%
  Fund loans and general corporate uses.....................  $ 9,526,400       59.54%
                                                              -----------   ----------
                                                              $16,000,000      100.00%

-------------------------
 *  Estimated

(1) Does not include shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

     The Demand Note provides the Company with funds to originate loans, bears interest at a rate of 7.0% and is payable on demand. See "Capitalization," "Certain Relationships and Related Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Financing."

                                DIVIDEND POLICY

     Since its inception, the Company has neither declared nor paid dividends on its Common Stock to its stockholders. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all of its earnings, if any, for use in its business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to reflect the sale of 25,000 shares of Common Stock sold in a private sale to Sun at a price of $10 per share on October 27, 1997 and the sale of the 1,200,000 shares of Common Stock offered hereby (excluding the overallotment) and the application of the estimated net proceeds. See "Use of Proceeds."

                                                                      JUNE 30, 1997
                                                                -------------------------
                                                                  ACTUAL      AS ADJUSTED
                                                                  ------      -----------
Debt
  Note payable, Sun (7% due on demand)......................    $5,363,600            -0-
  Subordinated Debt (Term Note) (9 3/4% due 2004)...........            --    $ 4,000,000
                                                                ----------    -----------
Total Debt..................................................    $5,363,600    $ 4,000,000
                                                                ----------    -----------
Stockholder's Equity
  Common Stock no par value, 60,000 shares authorized; 100
     issued (actual); 10,000,000 shares authorized;
     1,225,000(1) shares issued and outstanding (as
     adjusted)..............................................    $      100    $11,140,000
  Preferred Stock, no par value, 10,000,000 shares
     authorized; no shares issued and outstanding...........            --             --
  Retained earnings (deficit)...............................       (65,200)       (65,200)
                                                                ----------    -----------
Total stockholder's equity (deficiency).....................    $  (65,100)   $11,074,800
                                                                ----------    -----------
Total capitalization........................................    $5,298,500    $15,074,800
                                                                ==========    ===========

-------------------------
(1) 1,405,000 shares if the over-allotment option is exercised in full. In addition, the Company has issued Detachable Warrants to Sun in connection with the Subordinated Debt covering 400,000 shares of Common Stock. The Company also has set aside 330,000 shares of Common Stock for issuance upon exercise of the Participants Options. See "Description of Capital Stock," "Business -- Formation and Structure," "-- Financing" and "-- Participants Options." Does not include shares of Common Stock (equal to 10% percent of the total outstanding shares of Common Stock) reserved for issuance under the Company's 1997 Stock Option Plan (the "Stock Option Plan" and the "Stock Options") or shares issuable upon exercise of the Detachable Warrants or Participants Options. See "Management -- Executive Compensation," "Business -- Formation and Structure," "-- Participants Options" and "-- Financing."

                                    DILUTION

     As of June 30, 1997, the net tangible book value of the Company was approximately $184,900, or $7.37 per share. "Net tangible book value per share" represents the total tangible assets of the Company, less all liabilities, divided by the number of shares of Common Stock outstanding on a pro forma basis to give effect to the sale by the Company of 25,000 shares of Common Stock sold in a private sale to Sun at a price of $10 per share on October 27, 1997. After giving effect to the sale of 1,200,000 shares of Common Stock offered hereby (at the initial public offering price of $10.00 per share, the repurchase from Sun Home Services, Inc. of 100 shares for $100 and after deducting the underwriting discount and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997, would have been approximately $11,074,800 or $9.04 per share, representing an immediate increase in such pro forma net tangible book value of $1.67 per share to current shareholders and an immediate dilution of $0.96 per share to new investors. The following table illustrates this per share dilution:

                                                            AMOUNT    PER SHARE
                                                            ------    ---------
Public offering price per share..........................                         $10.00
     Pro forma net tangible book value at June 30,
       1997..............................................  $184,900     $7.37
     Increase in pro forma net tangible book value per
       share attributable to new investors...............               $1.67
                                                                        -----
Pro forma net tangible book value per share after the
  Offering...............................................               $9.04
                                                                        -----
Dilution to new investors................................               $0.96
                                                                        =====

     The foregoing table does not give effect to the exercise of outstanding options to purchase shares of Common Stock pursuant to the Stock Option Plan at an exercise price of $10.00 per share, the exercise of the Detachable Warrants at $10.00 per share and the exercise of the Participants Options. See "Management -- Executive Compensation" and "Business -- Formation and Structure."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company commenced operations in January, 1997, for the primary purpose of originating loans on manufactured homes located within the communities owned by Sun. The Company expects to extend its business to include the sale of insurance products, other installment loans or engage in other related businesses in the future through the initiation of new businesses or through acquisitions of existing businesses.

     The following should be read in conjunction with "Selected Financial Data" and the notes thereto and the Financial Statements and the Notes thereto of the Company included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     As the financial statements and selected financial data present only a six-month period, there are no comparative financial data against which to describe changes in operations, margins or performance. Additionally, as this represents a start-up period with all financing consisting of debt, management does not believe that the results of the period are indicative of the operations of the Company when it is appropriately financed and has grown its loan portfolio through origination of new loans consistent with its business strategy.

     During the six-month period, the Company incurred a loss of $65,200 on revenues of $122,100 and expenses of $187,300. The primary component of revenues was interest income earned on the Company's portfolio of Contracts which had a balance of $5,323,800 at June 30, 1997. The principal components of expenses were interest of $85,200 and general and administrative expenses of $62,800. Credit losses of $31,500 were reserved at the rate of .75% of the average loan balances. In connection with the Participants Support Agreement, the Company has granted Sun 330,000 Participants Options. The Participants Options will vest in eight equal annual installments beginning in January, 2001, if, and only if, Sun is a party to and in compliance with the terms of the Participants Support Agreement on the vesting date and on December 31st of the previous year. The value of the Participants Options will be amortized to expense over the period benefitted.

     It is the intention of the Company to generate larger business volume from the Sun portfolio as well as from the portfolios of other community owners.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has been totally dependent upon Sun for capital with which to finance its portfolio of Contracts. The Company expects to improve its financial base as a result of the Offering and the Subordinated Debt facility from Sun, consisting of a $4 million term loan to be funded upon completion of the Offering and a five-year revolving line of credit up to $6 million. The Company believes that this financial base will allow for the successful negotiation of bank warehousing and other loans to provide sufficient cash to support the growth of the business. See "Capitalization" and "Business -- Financing."

     The Company expects to meet its short term liquidity requirements through working capital provided by operating activities and proceeds under a warehouse line of credit at a floating rate and a fixed rate credit agreement which are currently being negotiated. The Company expects to meet its long term liquidity requirements through additional equity offerings, draws on its revolving line of credit of $6 million, and possible future periodic securitizations of its loan portfolio, which are not likely to occur, if at all, until two to three years into the future.

     As of June 30, 1997, the Company has issued approval letters to 101 credit applicants totaling $3.1 million. The Company is committed to make such loans if the applicant decides to proceed with the purchase of a manufactured home. It is estimated that 80% of the applicants will decide to purchase a manufactured home. The sources of funds for these commitments will be the proceeds of this Offering and the Subordinated Debt facility provided by Sun. At June 30, 1997, this is the Company's only commitment of capital. In addition to its commitment of capital, the Company also incurs operating expenses which it anticipates will be paid with the Proceeds of this Offering and the Subordinated Debt.

     There can be no assurance that the Company will successfully execute its business strategies such that the Company's business will grow as expected by management. See "Risk Factors."

LOAN PORTFOLIO

     At June 30, 1997, the average remaining balance was approximately $28,600, and had a weighted average interest rate of approximately 10.7%. The Company is currently operating with a loan loss reserve of 0.75%. As of June 30, 1997, the Company had no Contracts that were delinquent over 60 days. Contracts past due 30-60 days totaled $57,767 or 1.08% of the outstanding Contracts receivable. The Company sends a notice of default after 30 days and sends a final demand letter after 60 days. If the loan is not brought current pursuant to the terms of the demand letter, the Company commences collection and repossession procedures. To the extent that the repossession and resale of the collateral results in a loss, the reserve account will be charged. If the Company experiences losses in excess of its loan loss reserve it will incur additional charges to the reserve account which would adversely affect its profitability. All loans made by the Company are fully amortizing and provide for equal payment over the term of the Contract (typically 5 to 25 years). The portions of such payments allocable to principal and interest are, for payoff and deficiency purposes, determined in accordance with the terms of the Contract. The following table sets forth, at the date shown, the average loan balance, weighted average loan yield and weighted average initial term.

                                                              JUNE 30, 1997
                                                              -------------
Outstanding Contract Receivable.............................   $ 5,355,300
Total Number Contracts Outstanding..........................           187
Average Loan Balance........................................   $    28,600
Weighted Average Loan Yield.................................          10.7%
Weighted Average Initial Term...............................      23 years

     The Contracts are secured by manufactured homes which range in age from 1970 to 1997, with approximately 69% of the manufactured homes built in 1996 and 1997. As of June 30, 1997, the Company's Contracts in its portfolio were concentrated in Michigan (54%), Indiana (22%), Texas (17%) and Florida (6%). The following table sets forth the number and value of loans for various terms, as of June 30, 1997.

TERM OF LOAN                                           NUMBER OF LOANS   VALUE OF LOANS
------------                                           ---------------   --------------
     5...............................................           1          $    4,284
    10...............................................          12             162,266
    12...............................................           2              29,454
    15...............................................          29             416,642
    20...............................................          35             798,475
    25...............................................         101           3,484,159
    30...............................................           9             460,020
                                                              ---          ----------
                                                              187          $5,355,300

CREDIT LOSS AND FORECLOSURE EXPERIENCE

     The Company's profitability depends in large part upon its ability to effectively monitor and control credit losses. The Company provides for a reserve for credit losses estimated at published industry averages of 0.75% of loan balances. To the extent the Company experiences loss rates or foreclosure rates in excess of those estimated, the Company may experience an adverse material effect. Due to the Company's short operating history, there can be no assurance that actual Company experience will track industry averages.

IMPACT OF INFLATION

     Increases in the inflation rate generally result in increased interest rates and increases in the Company's operating expenses. As the Company expects to borrow funds at both a fixed rate and at variable rates, increased interest rates will increase the borrowing costs of the Company, and such increased borrowing costs may not be offset by increases in the rates of the Company's Contracts.

SEASONALITY

     Higher sales of manufactured homes during the Spring and Summer seasons results in a greater volume of new Contracts during those periods.

                                    BUSINESS

THE COMPANY

     The Company was incorporated in August of 1996 as an affiliate of Sun and began transacting business in January of 1997 as a specialized financial services company to provide financing for new and previously owned manufactured homes. The Company makes conventional loans under Contracts secured by the borrower's manufactured home. The Company intends to market property and casualty, credit life and warranty insurance relating to Contracts. The Company initially intends to offer loans on manufactured homes only but may offer other types of commercial and consumer loans, engage in the acquisition and sale of loans, or engage in other businesses in the future through initiation of new businesses or through acquisitions of existing businesses. While the Company does not currently acquire loans or engage in the sale or securitization of its loans, it may decide to do so in the future.

     The Company was formed by Sun in response to the growing need of providing timely and competitive financing to residents of its manufactured home communities. Sun is one of the nation's largest owners and managers of manufactured housing communities. Established in 1975, Sun became a public company in 1993 with its common stock listed on the New York Stock Exchange under the symbol SUI. Sun has experienced rapid growth since becoming public, growing from 24 communities and 6,500 developed sites to 87 communities and over 31,000 developed sites as of September 30, 1997.

FORMATION AND STRUCTURE

     Sun commenced the Company's business in response to demand for financing from purchasers and residents in Sun Communities. To assist in the formation of the Company, Sun has loaned the Company amounts required to fund the Company's Contracts pursuant to the Demand Note, will continue to provide financial assistance in the form of the Subordinated Debt, with a $4 million term loan and a $6 million five-year revolving credit facility, and has provided administrative and support services. A portion of the net proceeds from the Offering will be used to repay Sun's loans to the Company under the Demand Note and to pay Sun for the services advanced to the Company. See "Use of Proceeds" and "Business -- Financing."

     As the Company's business has developed, its objectives and opportunities have become clearer and management has concluded that the Company's business will be enhanced by the introduction of significant outside borrowings to fund lending for its Contracts. As a REIT, Sun is committed to focusing on its core business of owning and operating manufactured home communities and maintaining a more conservative leverage profile consistent with its status as a REIT as compared to the traditionally higher leverage profile of a finance company. In consideration of these factors, the Company and Sun have concluded that the Company's business can be operated and grown more effectively as an independently capitalized entity. See "Risk Factors -- Possible Business Reversals if Relationship with Sun is Terminated," "-- Possible Adverse Influence on Decisionmaking Resulting from Relationship with Sun."

     Following completion of this Offering, the Company will continue to have significant relationships with Sun and certain of its affiliates. Sun and certain directors and officers of Sun, some of whom are also directors or officers of the Company, will acquire Common Stock in the Offering and Sun owns Detachable Warrants issued in connection with the Subordinated Debt. See "Risk Factors -- Possible Business Reversals if Relationship with Sun is Terminated" and "-- Possible Adverse Influence on Decisionmaking Resulting from Relationship with Sun."

     Through an affiliated company, Sun actively markets and sells new and used homes for placement in Sun Communities. The Company has entered into the Participants Support Agreement with Sun, under the terms of which, Sun will offer the Company as the only preferred financing source to home purchasers and home owners in Sun Communities. Through this arrangement the Company will be the only financing source that is referred to potential borrowers in Sun Communities, however borrowers are under no obligation or pressure to seek financing through the Company and may obtain financing elsewhere. The services to be provided by Sun will include the origination and closing of Contracts, assistance with foreclosure, and refurbishing and resale of homes under defaulted Contracts. For its services, Sun will receive an annual fee of 0.43% of average loan balances under Contracts originated in Sun Communities. In addition, the Company will pay customary fees for resale of foreclosed homes. Sun also has been granted 330,000 Participants Options, which will vest in accordance with the terms of the Participants Support Agreement, if, and only if, Sun is a party to and in compliance with its terms on the vesting date and on December 31st of the previous year. The Participants Options have been designed by the Company to align certain economic interests of Sun with the Company. See "Business -- Participants Options" and "Risk Factors -- Benefits to Sun and Certain Directors and Officers of Sun."

     Sun will also provide accounting, data processing and administrative support to the Company under the Administration Agreement. Services provided by Sun under the Administration Agreement will be billed to the Company on a direct cost basis estimated initially to be $75,000 annually. See "Certain Relationships and Related Transactions -- Administration Agreement."

BUSINESS STRATEGY

     The Company's business plan is based on the Company's belief that financing of manufactured homes is a profitable business filling a need in the expanding manufactured home industry. The Company believes its relationship with Sun under the Participants Support Agreement will provide immediate access to a significant and growing source of borrowers in Sun Communities. Sun currently estimates that $50-$70 million of financing is consummated annually on properties in its communities, and the Company, which is currently capturing 15-20% of this volume prior to the implementation of the Participants Support Agreement with Sun, will attempt to capture a more significant share in the future. The Company's strategy is to market its services principally through Sun and its on-site managers. The Company intends to compete aggressively for manufactured housing loans through a systematic approach to all 87 housing communities currently owned and operated by Sun, but the Company also intends to market its services to other manufactured housing community owners and operators. Although the Company's strategy focuses on Sun and other community owners, the Company may in the future decide to originate loans through dealers as well. Management believes that under the provisions of the Participants Support Agreement which the Company has entered into with Sun and the participants support agreements the Company will offer to other selected community owners and operators, the Company will have the following advantages over its principal competitors who market their services primarily through dealers of manufactured homes:

     1. Preferred Access to Customers: Typically, a lender competes for new business at the point of sale of the manufactured homes which in most cases is the dealership. This requires sales personnel to call on the dealers, and for lenders to develop and maintain an advertising and marketing program with its attendant costs. As a preferred financing source, the Company expects to receive a flow of applications from Sun Communities and, potentially, from other Participants mitigating the need to compete at the dealership level.

     2. Origination of Contracts in High Quality Communities: Sun Communities are high quality communities due in part to the on-site managers' close attention to detail in maintaining the entire infrastructure of the community. Sun Communities are managed according to a set of rules which establishes homeowners' obligations with respect to the maintenance of homes and sites ensuring that they are well maintained. If those standards are not met, violations are issued which, if the owner remains unresponsive, can result in the eviction of his home from the community. By concentrating lending efforts to Sun Communities and other high quality communities, the Company expects to mitigate foreclosure costs from defaulted loans.

     3. Reduced Pressure to Lower Credit Standards: In some cases, in order for a lender to begin to compete in the dealer network, the lender may initially have to approve loans of a lower credit standard and in some cases loans the dealer cannot find approval for elsewhere. Because the Company will not be directing its marketing solely at the dealer level it will face reduced pressure to lower credit standards to be competitive.

     4. On-Site Collection, Foreclosure and Repossession Support: The Company's relationship with Sun will provide the Company with on-site support to help the Company monitor the condition of the collateral. In addition, Sun will assist the Company in the event of a foreclosure. Sun is experienced in working with financial institutions on foreclosures. As of June 30, 1997, Sun had 114 foreclosures financed by independent financial institutions or .48% of the approximately 24,000 occupied manufactured housing community homesites. Following foreclosure, Sun will also assist in and oversee refurbishment and resale of manufactured homes which will save the Company additional personnel costs. Prompt resale of the foreclosed home reduces rent continuation costs and eliminates the approximate $3,000 to $6,000 cost of taking the home out of the community which the owner could require if rents remain unpaid for extended periods. The Company anticipates similar advantages from arrangements with other Participants.

     5. Aligned Economic Interests: Sun will receive an annual fee equal to 0.43% of the average annual balance of loans generated in Sun Communities. The Company believes a key motivation for Sun to initiate loans is embodied in the Participants Options. These Participants Options only have value if the Company is successful and the price of the Common Stock exceeds the exercise price of the Participants Options which in all cases is greater than or equal to the initial public offering price. The Participants Options are structured to be the primary economic motivator for Sun to generate and direct loan volume to the Company on a continuing basis. The Company intends to market similar arrangements to other manufactured home community owners and operators. While the exact terms of any such arrangement would be negotiated at the time of entering into an agreement, the Company expects to offer an annual fee of 0.43% of the average loan balance under Contracts originated by the Participant and an opportunity to acquire shares of Common Stock. See "Risk Factors -- Inability to Attain Profitable Operations Associated with the Company's Failure to Implement its Strategy."

     6. Outsourced Personnel and Systems Costs: The Company intends to rely on the personnel of Sun and potentially other Participants to originate Contracts and therefore the Company does not need to staff extensively for origination, marketing, or closing loans. While Sun, and potentially, other Participants will receive an annual fee, the fee is based on successful, closed loans. As the Company's strategy depends on Sun personnel to market the Company's services and to originate Contracts rather than its own staff, the Company does not expect to incur origination or marketing expenses on unsuccessful loans. Moreover, through the Administration Agreement with Sun, the Company believes it will minimize the overhead costs generally associated with a start-up operation.

     The Company's growth strategy consists of the following key elements:

     - to continue to expand the Company's business capabilities in order to gain a larger share of financing opportunities generated by purchasers and residents in Sun Communities;

     - to market its services to other community owners and operators on terms similar to its arrangement with Sun;

     - to market property and casualty, warranty and credit life insurance to borrowers; and

     - to provide additional services and engage in activities that the Company believes will be profitable, including other types of consumer and commercial lending by originating new activities or acquiring existing operations from others and possibly the acquisition and management of real estate and other assets.

     Participants Options

     As part of the Participants Support Agreement, the Company developed the Participants Options to encourage Sun to continue to refer and close Contracts with the Company over a 10-year period. The Participants Options have been designed to align certain economic interests of Sun with those of the Company by promoting the production of Contracts. The Company has granted 330,000 Participants Options to purchase Common Stock to Sun which will vest if, and only if, Sun is a party to and in compliance with the terms of the Participants Support Agreement on the vesting date and on December 31st of the previous year. The Participants Options will vest in eight equal annual amounts, each consisting of 41,250 Participants Options, on January 31 in 2001 through 2008, and may be exercised at any time after vesting until expiration ten years after the date of vesting. The Participants Options will have anti-dilution provisions which will adjust the number and purchase price of shares of Common Stock subject to purchase upon exercise of a Participants Option in the event of certain types of recapitalization transactions of the Common Stock.

     Each Participants Option vesting on January 31, 2001, 2002 and 2003 will entitle the holder to purchase one share of Common Stock for a purchase price of $10. Each Participants Option vesting on January 31, 2004, 2005 and 2006, will entitle the holder to purchase one share of Common Stock for a purchase price of $12. Each Participants Option vesting on January 31, 2007 and 2008 will entitle the holder to purchase one share of Common Stock for a purchase price of $14.

     The Participants Support Agreement has a three year term and is automatically renewable for successive one year periods unless terminated by either party. The Participants Options are structured to provide an incentive to Sun to continue its relationship with the Company under the Participants Support Agreement in order to receive the continuing benefit of the Participants Options.

     The Company intends to market an arrangement similar to the Participants Support Agreement to other manufactured home community owners and operators, although the Company has not entered into any such arrangements to date and there is no assurance that the Company will be successful in doing so. While the exact terms of any such arrangement would be negotiated at the time of entering into an agreement, the Company expects that these agreements would include the payment of an annual fee of 0.43% of the average loan balance under Contracts originated by the Participant and would also include some form and amount of options to acquire Common Stock similar to the Participants Options.

MANUFACTURED HOUSING AND MANUFACTURED HOME FINANCING INDUSTRIES

     Statistics and data cited in this section were obtained from reports and surveys prepared by the Manufactured Housing Institute.

     The manufactured housing finance market is highly fragmented and historically has been serviced by a variety of financial services entities, including finance subsidiaries of the manufactured housing industry's larger manufacturers. These finance subsidiaries are created by the manufacturers to provide financing for purchasers of their manufactured homes. Many of these finance subsidiaries do not consistently solicit business in the segment of the market that the Company is targeting. Other participants in the industry include banks, financial institutions and financial services companies offering a broad array of consumer and commercial loans and related services. Several of the dominant players in the manufactured home financing market, such as Green Tree, have focused primarily on manufactured home dealers.

     A manufactured housing community is a residential subdivision designed and improved with sites for the placement of manufactured homes and related improvements and amenities. Manufactured homes are detached, single-family homes which are produced off-site by manufacturers and installed on sites within the community. Manufactured homes may be constructed as either single section or multi-section. Multi-section homes are built in sections, transported separately to the site and then assembled. Multi-section homes are larger, offer more amenities, look more like site-built homes and retail for an average of $40,000 to $50,000. Single section homes range in price from $20,000 to $30,000. Manufactured homes are available in a wide array of designs, providing owners with a level of customization generally unavailable in other forms of multi-family housing.

     Modern manufactured housing communities, such as the high quality properties owned by Sun, contain improvements similar to garden-style residential developments, including centralized entrances, paved streets, curbs and gutters, and parkways. In addition, these communities also often provide a number of amenities, such as a clubhouse, a swimming pool, shuffleboard courts, tennis courts, laundry facilities and cable television service and occasionally include a golf course.

     In 1976, the United States Congress passed a law requiring manufactured home builders to meet strict HUD construction and safety standards, increasing home quality and fueling growth in the market. In addition, the development of multi-section homes has improved quality and design and increased market acceptance of manufactured homes as a viable alternative to site-built homes. During the past decade, manufactured home sales increased by 60 percent making it the fastest growing segment of the nation's housing market. New manufactured home shipments were 363,000 in 1996 compared to 340,000 in 1995. Multi-section shipments continue to grow as a percentage of total shipments, representing more than 50% of the total shipments for 1996.

     Manufactured homes have become an affordable option for the fastest growing segment of the population, retirees and moderate income families. Manufactured home borrowers generally have lower incomes than average buyers of site-built homes and tend to be more payment size sensitive than interest rate sensitive. The majority of single section manufactured home purchasers who financed their purchase are between the ages of 18 to 34, have been employed less than five years on the same job and have an annual household income of less than $25,000. The demographics for multi-section manufactured home borrowers differ slightly, with a majority of borrowers between the ages of 35-54, employed 5 to 10 years on the same job and with an annual household income between $25,000 and $50,000.

     The growth of the manufactured housing market over the past several years is due to substantial improvements in quality, improved perception of manufactured housing, and a continued large price advantage over site-built homes. New manufactured homes are less than one-half the cost per square foot of living space, than comparable new single-family site-built homes. Manufactured housing costs an average of $28 per square foot, compared with approximately $59 per square foot for new single-family site-built homes. In 1996, manufactured housing shipments reached 32.4% of new single-family homes sold, up from a low of 23.4% in 1989. Manufactured houses remain much less expensive than site-built homes, and can now compete in quality and aesthetics with site built homes.

     The manufactured housing market is expanding and manufactured home shipments continue to increase as a percentage of all housing. As the average price of new site-built homes continues to rise, manufactured homes present potential home owners with the most affordable single family homes in the market place. The following tables compare manufactured and site-built homes as a percentage of new housing and the average prices of each for the same period.

                COMPARISON OF NEW MANUFACTURED HOME SHIPMENTS TO
                  SINGLE-FAMILY HOUSING STARTS AND HOMES SOLD

                                      1991       1992        1993        1994        1995        1996
                                      ----       ----        ----        ----        ----        ----
Manufactured Home Shipments........  170,713     210,787     254,276     303,932     339,601     363,411
New Single-Family Housing Starts...  840,400   1,030,100   1,125,600   1,198,400   1,076,300   1,160,300
Manufactured Homes Shipped as a %
  of New Single-Family Housing
  Starts...........................    16.9%       17.0%       18.4%       20.2%       24.0%       23.9%
New Single-Family Homes Sold.......  507,000     610,000     666,000     670,000     667,000     757,000
Manufactured Homes Shipped as a %
  of New Single-Family Homes
  Sold.............................    25.2%       25.7%       27.6%       31.2%       33.7%       32.4%

      COMPARISON OF NEW MANUFACTURED HOME & SITE-BUILT HOME SELLING PRICES
                             (AVERAGE SALES PRICES)

                                      1991       1992        1993        1994        1995        1996
                                      ----       ----        ----        ----        ----        ----
Single Section Manufactured
  Homes............................  $ 19,900   $ 20,600    $ 21,900    $ 23,900    $ 26,700    $ 28,200
Multi-Section Manufactured Homes...  $ 36,900   $ 37,200    $ 39,600    $ 42,900    $ 45,900    $ 47,300
Single-Family Site-Built Homes.....  $110,400   $108,075    $110,775    $115,575    $119,025    $124,650

OPERATIONS

     Description of Services Offered

     The Company originates conventional loans that generally range in size from $4,500 to $60,000 and have a term of 5-25 years. Loans are booked on a fixed interest rate basis.

     The Company also plans to offer insurance products to borrowers by acting as an agent under an agreement with a major carrier. The Company intends to offer property and casualty, credit life, and warranty insurance. As is customary, the cost of insurance products can be financed up to 5% of the loan, even if the insurance is not purchased through the Company. The Company, as the insurance agent, would receive a commission from the carrier that varies as to which type of insurance, but will not bear any of the underwriting liability. See "Business -- Other Products and Services."

     Administration Agreement

     The Company has entered into the Administration Agreement with Sun, pursuant to which Sun will provide the Company with office space and certain services as the Company shall need and deem desirable and necessary to conduct its business. The compensation for services provided by Mr. Jorissen, as President Chief Executive Officer and Chief Financial Officer of the Company is included in the Administration Agreement. Some of the services to be provided to the Company may include general administrative, accounting and data processing support such as the following: management and employee compensation and benefits, utilities, tax return preparation services, accounts payable and receivable processing, information management systems, office management, insurance, storage, equipment leasing, supplies and other personal property, real and personal property taxes, rental charges, repairs and maintenance charges. The services to be provided to the Company will be billed on a direct cost basis, estimated to be and no greater than $75,000 for the first year.

     Sales and Marketing

     The Company will focus its sales and marketing efforts principally through manufactured home community owners and operators. Initially, this focus will be on the communities owned and operated by Sun where the Company's services will be offered as the only preferred means of financing. A potential borrower is not required to obtain a loan from the Company and is free to seek financing elsewhere. As of June 30, 1997, Sun owned 87 manufactured housing communities concentrated in 12 states. Each of the Sun Communities has a manufactured home sales center staffed with experienced Sun personnel capable of handling various aspects of manufactured home sales and that will be trained to offer the Company's financing services. Each sales center has at least one, and in most cases several, manufactured home models ready for immediate possession. These models provide potential purchasers with the opportunity to view the style and quality of the homes offered and either purchase a model or order a home directly. In addition to new manufactured homes, Sun also brokers the resale of previously owned homes which are expected to be a significant source of Contracts. The Company expects to rely on the personnel at Sun Communities sales centers and at other potential Participants' communities as its primary sales and marketing employee force.

     The Company's Participants Support Agreement with Sun provides the Company with immediate access to a significant source of borrowers in Sun Communities. Sun currently estimates that $50 to $70 million of financing is consummated annually on properties in Sun Communities and the Company, which is currently capturing 15 to 20% of this volume prior to the implementation of the Participants Support Agreement, will attempt to capture a more significant share in the future. The Company's most immediate business strategy is to take the steps necessary to capture a greater share of the loans generated by home purchasers and owners in Sun Communities. To increase its share of these loans, the Company intends to:

          1. Train Sun's on-site personnel in providing the Company's products and services, handling the loan application and closing process and in assisting with refurbishing and resale under the Participants Support Agreement; and

          2. Develop and implement policies, procedures and support systems necessary to handle a larger volume of Contracts.

     The Company plans to draw on the manufactured housing industry experience of its management team to identify and target community owners and operators that may be amenable to entering into preferred relationships with the Company similar to its relationship with Sun. The Company plans to conduct its operations at one central office in an effort to maintain consistency and quality control and to realize economies of scale through its centralized credit underwriting operations. As conditions warrant, however, the Company may consider establishing additional regional offices to solidify its market presence and to maintain a high level of service.

     Loan Application Process

     Loans are originated at Sun Communities in connection with sales of new and previously owned manufactured homes and, to a lesser extent for refinancing of manufactured homes by residents. A loan applicant (an "Applicant") is asked to submit a completed credit application which is then delivered via facsimile to the Company's main office. The Company investigates the credit of the Applicant and any co-applicants and guarantors under the loan. Upon receiving the credit report, the Company analyzes the loan through the Company's statistically based automatic credit scoring system which assigns various numerical values to the borrower's creditworthiness. See "Business -- Underwriting."

     Soon after the application review, generally within one day, the Company delivers one of the following: (i) an approval letter reciting terms and requirements and, where applicable, certain conditions to closing; (ii) a counter-offer to the proposed terms in the application; (iii) a request for further information in the case of an incomplete application; or (iv) a rejection of the application.

     Approval or counter-offer letters generally will reflect different terms and requirements depending on the creditworthiness of the Applicant and on the type of loan, i.e., refinance, new purchase or resale. An application approval on different terms may include a higher down payment or a higher interest rate. After agreeing on proposed terms, the Company prepares closing documents and a closing checklist. The closing documents include a promissory note and security agreement to be executed by each borrower, co-borrower and co-signor and a power of attorney from the borrower permitting the Company to file the application for a new certificate of title noting the Company's security interest.

     Underwriting

     The Company adheres to a set of uniform underwriting guidelines to maintain an acceptable level of credit risk with respect to its growing portfolio of loans. The Company has developed processing systems and controls specifically designed to support its evaluation process of Applicants. This process consists of a comprehensive evaluation of credit bureau reports in order to eliminate individuals whose credit quality is deteriorating or suggests too great a probability of default. The Company also requires verification of certain information provided by Applicants prior to making its credit decision. This verification process in many instances requires submission of supporting documentation and is performed solely by Company personnel.

     Upon receiving a credit application, the Sun on-site representative submits the application to the Company via facsimile transmission, for review of the Applicant's creditworthiness, the proposed transaction terms and the value of the collateral. The credit application contains information concerning the Applicant's background, employment and credit history. Upon receipt of an application, the credit investigator will immediately run a credit bureau report through a nationally recognized credit agency. Once the credit bureau report is received, typically in a matter of minutes, the Company's data entry personnel input all of the information from the application and the credit report into the Company's scoring model. The on-screen application is then automatically routed to the next available underwriter who investigates the information contained in the application and determines a raw score for the Applicant. The Company's scoring model uses a statistically based automated credit scoring system, that is continually refined, which quantifies responses using variables obtained from the Applicant's credit application and credit report. This scoring model is based on approximately 25 years of empirical historical data which helps the Company determine the probability of loan failure and assess what changes in loan terms would make the loan an acceptable risk. In reviewing the application, the underwriter looks closely at the Applicant's payment history and income. While the scoring model is based on objective criteria, the underwriter has the discretion to award a limited number of points to the Applicant for certain limited credit and value factors.

     From January 1, 1997 to June 29, 1997, approximately 30% of the applications were approved, approximately 50% were offered credit under different terms then those applied for and approximately 20% of the applications were rejected. The underwriter has the flexibility to require a larger down payment or charge a higher interest rate to an Applicant in order to compensate for the risk of credit loss to the Company. Approximately 1/3 of all applications presented were ultimately approved and funded.

     Loan Closings

     After agreement on loan terms, the closing documents are delivered to the Sun on-site representative to conduct the closing. The Company is capable of e-mailing or faxing closing documents to the closing office immediately after credit is approved. On average, a closing will take place within thirty days of when the application was submitted. While the length of time required to close each loan varies on a case by case basis, some loans have been closed within one day. Loans for new homes which have to be ordered from the factory, however, do not close until the home is delivered which is usually thirty to sixty days after it is ordered. The Company's ongoing systems development efforts will continue to enhance the Company's ability to provide rapid turnaround service. The Company believes its ability to service its customers in a responsive and efficient manner helps it compete effectively against other manufactured housing lenders.

     The Sun closing representative is responsible for returning the executed loan documents to the Company along with a copy of the purchase agreement, an insurance binder, an insurance premium payment receipt, all necessary title application or transfer forms, a manufacturer's invoice (for new homes), a certificate of origin (if new and no liens), authorization for lien payoff and all related documents such as current paystubs and other forms unique to certain states. The Company receives and audits the closed loan documents. Upon approval, disbursements are made to pay off existing liens, insurance premiums, appraisal fees, government fees and closing fees. In the case of refinance loans, the borrower has the legal right to rescind the loan within three days after closing. Refinance loans are not funded until five business days after closing.

     After a loan is funded, the Company follows up on the termination of prior lienholders' interests and the receipt of title documents. To perfect its security interest in the manufactured home, the Company delivers the application for a new certificate of title to the applicable state agency for processing. Once either the new certificate of title or a stamped application form is received by the Company, its security interest is deemed "perfected" under applicable state law.

     Servicing of Contracts by Subservicer

     The Company has entered into an agreement with an unaffiliated third party, St. James Servicing Corporation, a Michigan corporation (the "Subservicer") for the servicing of the Contracts (the "Subservicer Agreement"). The Company delivers Contracts to the Subservicer which then prepares and delivers a coupon book to the borrower for the payment of the loan installments. Payments are made in the name of the Subservicer which processes them on a daily basis by applying them to the relevant Contract. The payments are deposited in an account held in the name of the Subservicer as agent/bailee of, and in trust for, the Company. The Subservicer withdraws its servicing fees from the account and delivers the account balance to the Company accompanied with a report of payments received and missed and other information. For its services, when payments of principal and interest are made by the borrowers, the Subservicer will receive a monthly fee of $7.00 per Contract while servicing less than 1,000 Contracts, and $6.00 per Contract while servicing 1,000 or more Contracts.

     If the payment is received late and beyond the relevant grace period (generally 5-15 days), late charges are added in accordance with the Contract. Late charges are retained by the Subservicer as part of its servicing fees under the Subservicer Agreement up to $15 per late payment. In addition the Subservicer may retain non-sufficient funds charges payable and collected under the terms of any Contract. The Subservicer normally accepts late payments even if they do not include the late charges incurred.

     Upon a missed payment by a borrower and depending on the compliance history of such borrower, the Subservicer will call the delinquent borrower as early as 10 days after the payment is missed. If no payment is received after making such telephone calls, the Subservicer will normally send a letter and continue to make phone calls to the delinquent borrower. If the missed payment is not received within 30 days after the original due date, the Subservicer will notify the Company which will send a letter notifying the delinquent borrower of its intent to repossess the manufactured home securing the Contract if payment is not made.

     The Subservicer Agreement has a 10 year term and terminates if the entire amounts of principal and interest on all loans are paid in full. The Company may terminate the agreement sooner upon written notice to the Subservicer and payment of three months' servicing fees.

     Collections and Foreclosure

     The Company has designed its finance programs to limit the loss exposure on each transaction. The Company uses a credit scoring system which management believes helps strengthen the quality of the loans it originates. The scoring system is statistically based, quantifying information using variables obtained from the customer's credit applications and credit reports. See "Business -- Underwriting." The degree of exposure in any transaction is a function of: (i) the amount of credit granted compared to the value of the underlying collateral;
(ii) the possibility of physical damage to, or the loss of, the collateral; and
(iii) the potential for any legal impediment to the collection of the obligation or the repossession of the collateral. The Company seeks to control loss exposure by: (i) limiting the credit it is willing to extend based upon its assessment of the value of the underlying collateral and the creditworthiness of the Applicant; (ii) requiring physical damage insurance to be maintained at all times to protect its financial interest in the collateral; and (iii) determining whether the Applicant has sufficient disposable income to meet such Applicant's existing obligations, including the obligations resulting from the proposed transaction.

     The Company, with the assistance of Sun and, potentially, other Participants, will be responsible for foreclosing on homes. Although the Company has not yet foreclosed on any Contract due to its short operating history, the Company intends to follow all legal requirements when foreclosing on collateral. See "Business -- Regulation and Supervision." In the event of a foreclosure, the Company will, after the expiration of any cure period, hire an attorney to issue a final demand letter and commence legal proceedings to recover possession of the manufactured home and enforce the Contract terms. It is expected that Sun and any other Participants will assist with foreclosure procedures with the manufactured homes in their respective communities.

     Loan Portfolio

     At June 30, 1997, the average remaining balance was approximately $28,600, and had a weighted average interest rate of approximately 10.7%. The Company is currently operating with a loan loss reserve of 0.75%. As of June 30, 1997, the Company had no Contracts that were delinquent over 60 days. Contracts past due 30-60 days totaled $57,767 or 1.08% of the outstanding Contracts receivable. The Company sends a notice of default after 30 days and sends a final demand letter after 60 days. If the loan is not brought current pursuant to the terms of the demand letter, the Company commences collection and repossession procedures. To the extent that the repossession and resale of the collateral results in a loss, the reserve account will be charged. If the Company experiences losses in excess of its loan loss reserve it will incur additional charges to the reserve account which would adversely affect its profitability. All loans made by the Company are fully amortizing and provide for equal payment over the term of the Contract (typically 5 to 25 years). The portions of such payments allocable to principal and interest are, for payoff and deficiency purposes, determined in accordance with the terms of the Contract. The following table sets forth, at the date shown, the average loan balance, weighted average loan yield and weighted average initial term.

                                                              JUNE 30, 1997
                                                              -------------
Outstanding Contract Receivable.............................   $5,355,300
Total Number of Contracts Outstanding.......................          187
Average Loan Balance........................................   $   28,600
Weighted Average Loan Yield.................................         10.7%
Weighted Average Initial Term...............................     23 years

     The Contracts are secured by manufactured homes which range in age from 1970 to 1997, with approximately 69% of the manufactured homes built in 1996 and 1997. As of June 30, 1997, the Company's

Contracts in its portfolio were concentrated in Michigan (54%), Indiana (22%), Texas (17%) and Florida (6%). The following table sets forth the number and value of loans for various terms as of June 30, 1997.

TERM OF LOAN                                           NUMBER OF LOANS   VALUE OF LOANS
------------                                           ---------------   --------------
     5...............................................           1          $    4,284
    10...............................................          12             162,266
    12...............................................           2              29,454
    15...............................................          29             416,642
    20...............................................          35             798,475
    25...............................................         101           3,484,159
    30...............................................           9             460,020
                                                             ----          ----------
                                                              187          $5,355,300

OTHER PRODUCTS AND SERVICES

     The Company also intends to offer other products or services which are logical adjuncts to its core business of financing Contracts. The Company does not currently, but intends to offer property and casualty, warranty and credit life insurance coverage. The Company's plans are to place the coverage (for those borrowers who elect the insurance at the point of sale) with qualified insurers. All claims liability will lie with the insurer and the Company will earn a commission for all insurance products sold to borrowers.

     In order to sell insurance, the Company, or a subsidiary to be formed, will be required to obtain an insurance license, employ one or more licensed insurance agents and be appointed by one or more insurance companies. It will then be subject to regulation by the insurance department of each state in which it transacts insurance. (Since regulation of the business of insurance is done by each state with respect to such business transacted within its borders, it may be necessary to obtain licenses from more than one state; it may not be possible to sell insurance in every state; the Company's ability to sell insurance may be severely restricted and/or the Company may have to enter into corresponding relationships with licensed local agents in certain states.)

     Since the insurance business is subject to varying state regulations, and as the Company is not currently offering insurance products it is not possible to state in exact terms how such business would be conducted in each jurisdiction, but the Company expects to offer it in the following general manner if it is successful in obtaining the necessary licenses and appointments. The Company intends that only its employees who have the necessary state licenses, or if necessary, corresponding local agents, rather than the site representatives, will offer the insurance products. The Company may in the future hire an individual with experience in the industry to offer its insurance products. State law in most jurisdictions prohibits the Company from forcing a borrower to purchase insurance from it or its designee and requires disclosure of this fact. Each written or oral communication to a proposed borrower from the Company will include this information. Where permissible, the Company's loan application will include a place where a borrower may consent to allow the Company to use information contained therein to provide an insurance quotation. Following loan approval and gathering of all relevant information, the Company will pursue, and if obtained from its carriers issue a written quote.

     If the borrower decides to purchase insurance through the Company, a binder will be issued and at closing the borrower will pay for one year of coverage or finance the premium up to 5% of the loan amount. Even if a borrower uses an outside insurance provider, the premium may still be financed up to 5% of the loan amount. Although the Company expects that the agreements it will enter into with insurer(s) will provide that the insurer will handle all policy issuance, subsequent billing and adjustment of all substantial claims, the Company may have the ability to handle certain minor claims and expects to maintain ownership of all expirations.

FINANCING

     Integral to the Company's business and growth strategies is the maintenance of sufficient capital resources to support its operations. The Company intends to negotiate a warehouse line of credit at a floating rate and a fixed rate credit agreement. In addition, a variety of securitization and/or commercial paper programs are available to borrowers such as the Company, but are not expected to be used by the Company in the near future. The Company intends to explore the possibility of obtaining alternative financing, some or all of which may be at fixed or capped interest rates. As of the date of the Offering, the Company will operate with the funds provided from the proceeds of the Offering and advanced by Sun under the Subordinated Debt facility.

     Subordinated Debt

     The Company has entered into a subordinated loan agreement (the "Subordinated Loan Agreement") with Sun under which the Company will borrow $4 million from Sun concurrent with the completion of this Offering (the "Term Loan") and Sun has agreed to provide the Company with a five-year revolving line of credit up to $6 million (the "Line of Credit", and with the Term Loan, the "Subordinated Debt"). The Subordinated Debt is limited in aggregate principal amount to $10,000,000, the Term Loan will mature seven years after the date of the note (the "Term Note") evidencing the Term Loan (the "Term Due Date") and the Line of Credit will terminate, unless extended by Sun and the Company, five years after completion of the Offering (the "Line of Credit Due Date"). Anytime after the third anniversary of the Term Note, the Term Note may be paid in full or in part without premium or penalty subject to approval of the non-employee directors of the Company. The Line of Credit does not restrict the term for prepayment. Provided the Company is in compliance with the Subordinated Loan Agreement, upon the Company's request, amounts will be advanced from time to time under the Line of Credit, in increments of $500,000, upon thirty days notice from the Company. Interest on the unpaid principal balance of the Term Note will accrue at the rate of nine and 75/100 percent (9.75%) per annum until the Term Due Date, upon which date the entire unpaid principal balance of the Term Note, together with all accrued and unpaid interest, will be due and payable in full. Interest on the unpaid principal balance of the Line of Credit will accrue at the per annum interest rate equal to the prime rate of interest plus 125 basis points until the Line of Credit Due Date, upon which date the unpaid principal balance of the Line of Credit, together with all accrued and unpaid interest, will be due and payable in full.

     In the event of a liquidation or dissolution of the Company, or a bankruptcy, reorganization, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets or similar proceeding relating to the Company, or in the event of a default relating to Senior Debt (as hereinafter defined), the Subordinated Debt is a general unsecured obligation of the Company and will be subordinate and junior in right to prior payment in full of all Senior Debt of the Company. Senior Debt is defined as the principal of and interest on and other amounts due on or in connection with any indebtedness of the Company, other than the Subordinated Debt, to any financial institution, whether or not it is presently outstanding (the "Senior Debt").

     Upon the occurrence of any of the following events of default: (a) any failure to pay any principal of, or interest on the Subordinated Debt when due;
(b) any statement, warranty or representation made by the Company in connection with the Subordinated Debt is false or misleading; (c) the breach of any covenant, term, condition or agreement contained in any document relating to the Subordinated Debt or the Senior Debt; (d) the cessation of the Company's business or termination of its existence by sale, dissolution, merger or otherwise; (e) any conveyance of substantially all of the Company's assets, any assignment for the benefit of creditors, any receiver is appointed, or any insolvency, liquidation or reorganization proceeding under the Bankruptcy Code or otherwise is filed by or against the Company; (f) any attachment, execution, levy, forfeiture, tax lien or similar writ or process is issued against any property of the Company; (g) a material adverse change in the Company's financial condition which diminishes the Company's ability to perform its agreements with Sun; (h) any other indebtedness to Sun or any other creditor becomes due and remains unpaid after acceleration of the maturity or after the stated maturity; (i) the Company incurs any indebtedness (other than Senior
Debt) after the date of this Offering or; (j) any change of control after the closing of this Offering; then, at the election of Sun and without notice, demand or presentment, the entire principal balance of the Subordinated Debt, together with all accrued and unpaid interest, will become immediately due and payable subject to the rights of holders of the Senior Debt.

     In connection with the Subordinated Debt, the Company has issued Sun Detachable Warrants each of which entitles the holder to purchase one share of Common Stock concurrent with completion of the Offering and the closing of the Subordinated Debt. The Detachable Warrants cover 400,000 shares of Common Stock and are exercisable for a purchase price of $10 per share. The Detachable Warrants have a term of seven years and are exercisable at any time after the fourth anniversary of their issuance. The Detachable Warrants have anti-dilution provisions which will adjust the number and purchase price of shares of Common Stock subject to purchase upon exercise of a Detachable Warrant in the event of certain types of recapitalization transactions of the Common Stock. See "Certain Relationships and Related Transactions -- Subordinated Debt and Detachable Warrants."

COMPETITION

     The manufactured housing finance industry is very fragmented and highly competitive. There are numerous non-traditional consumer finance sources serving this market. Specifically, Green Tree, founded in 1975 in order to provide financing for the purchase of manufactured houses, is the clear financing leader, with an approximate 28% market share in the financing of new manufactured housing shipments. It is the leading commercial lender to manufactured housing retail dealers. In addition, some of the manufactured housing industry's larger manufacturers, such as Clayton Homes and Oakwood Homes, maintain their own finance subsidiaries to provide financing for purchasers of their manufactured homes. Historically, traditional financing sources (commercial banks, savings and loans, credit unions and other consumer lenders), many of which have significantly greater resources than the Company and may be able to offer more attractive terms to potential customers, have not consistently served this market.

     The Company believes that its relationship with Sun, its focus on community owners and operators, its prompt and consistent review of credit applications and its emphasis on providing a high level of service enable it to compete effectively for the purchase price financing and refinancing of manufactured homes. However, to the extent that traditional and non-traditional lenders significantly expand their activity in this market, the Company may be adversely affected. There is no assurance that the Company will be able to effectively compete against its existing or any future competitors.

REGULATION AND SUPERVISION

     The Company is subject to regulation and licensing under various federal and state statutes and regulations. The Company's business is currently conducted in the states of Michigan, Indiana, Kansas, Missouri, Texas, and Florida, and the Company currently intends to operate in the states of Illinois, Ohio, and Colorado. Most states where the Company operates: (i) limit the interest rate and other charges that may be imposed by, or prescribe certain other terms of, the Contracts; (ii) regulate the sale and type of insurance products that the Company presently anticipates it will offer and the insurers for which it will act as agent; and (iii) define the Company's rights to repossess and sell collateral. The Company is licensed to conduct its finance operations in the states of Indiana, Kansas, Missouri and Texas. No license is required to conduct the Company's finance operations in Michigan and Florida.

     The Company is subject to numerous federal laws, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act and the rules and regulations promulgated thereunder, and certain rules of the Federal Trade Commission. These laws require the Company to provide certain disclosures to applicants, prohibit misleading advertising and protect against discriminatory financing or unfair credit practices. The Truth in Lending Act and Regulation Z promulgated thereunder require disclosure of, among other things, the terms of repayment, the final maturity, the amount financed, the total finance charge and the annual percentage rate charged on each Contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants (including retail installment contract obligors) on the basis of race, color, sex, age or marital status. Under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires the Company to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. The rules of the Federal Trade Commission limit the types of property a creditor may accept as collateral to secure a consumer loan and its holder in due course rules provide for the preservation of the consumer's claims and defenses when a consumer obligation is assigned to a subject holder. The Credit Practices Rule of the Federal Trade Commission imposes additional restrictions on loan provisions and credit practices.

     In the event of default by a borrower on a Contract, the Company is entitled to exercise the remedies of a secured party under the Uniform Commercial Code ("UCC"). The UCC remedies of a secured party include the right to repossession by self-help means, unless such means would constitute a breach of peace. Unless the borrower voluntarily surrenders a manufactured home, the Company may engage the services of an independent repossession specialist.

     In most jurisdictions, the UCC and other state laws require the secured party to provide the obligor with reasonable notice of the date, time, and place of any public sale or the date after which any private sale of collateral may be held. Unless the obligor waives his rights after default, the obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid installments (less any required discount for prepayment) plus reasonable expenses for repossessing, holding, and preparing the collateral for disposition and arranging for its sale, plus in some jurisdictions, reasonable attorney's fees.

     The Company plans to market and provide various insurance products to its borrowers. Applicable state laws will require the Company to be licensed as an insurance agency and to hire individuals holding insurance agent's licenses in order to provide such products. To obtain and operate under such licenses, the Company may form one or more separate corporations, but there is no assurance that the Company will be able to obtain such licenses. Obtaining necessary licenses and providing such insurance products will impose another layer of regulation and accompanying expense on the Company.

MANAGEMENT INFORMATION SYSTEMS

     The Company believes that it has sufficient management information systems in place to permit significant growth in the volume of Contracts processed without any near term material additional investments in hardware or software. Due to the Company's desire to increase productivity through automation, the Company's hardware and software systems are periodically under review for possible upgrades and enhancements.

EMPLOYEES

     At June 30, 1997, the Company had 3 full-time salaried employees. Additional general and administrative services will be performed by employees of Sun. The Company provides basic medical insurance and other benefits for eligible employees. In addition, basic medical insurance is made available to an employee's family members for an additional contribution, a portion of which is typically borne by the Company. The Company recently implemented a 401(k) retirement plan for its employees. The Company considers its employee relations to be excellent.

PROPERTIES

     The Company maintains its corporate headquarters in approximately 600 square feet of office space in Farmington Hills, Michigan.

LEGAL PROCEEDINGS

     From time to time, the Company is a party to routine legal proceedings incidental to its business, none of which have had a material adverse effect on the operations or financial condition of the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The directors, executive officers and significant employees of the Company, and their ages and positions as of the date of this Prospectus, are as follows:

NAME                                   AGE   POSITION
----                                   ---   --------
Jeffrey P. Jorissen..................  52    President, Chief Executive Officer, Chief Financial
                                             Officer and Director
Gary A. Shiffman.....................  43    Chairman of the Board and Secretary
William L. Mulvaney..................  56    Chief Operating Officer
Milton M. Shiffman...................  68    Director
Robert H. Orley......................  42    Director
Brian M. Hermelin....................  32    Director

     The Company's Bylaws provide that the number of directors shall be no less than three but no more than eleven until changed by a duly adopted amendment to the Bylaws. The Board of Directors of the Company has been divided into three classes of directors, with each class serving a staggered three year term and with the number of directors in each class being as nearly equal as possible. The initial terms of the first, second and third classes has been established at one year, two years, and three years, respectively. The subsequent terms of each class of directors will be three years. The first class of directors is Mr. Jeffrey P. Jorissen, the second class of directors is made up of Mr. Gary A. Shiffman and Mr. Robert H. Orley, and the third class of directors is made up of Dr. Milton M. Shiffman and Mr. Brian M. Hermelin.

     Officers of the Company will be elected annually by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualifies or until death, registration or removal as provided in the Bylaws.

EXPERIENCE OF DIRECTORS AND OFFICERS

     The experience and backgrounds of the directors and officers, and their proposed positions with the Company are summarized below.

     Jeffrey P. Jorissen is the President, Chief Executive Officer, Chief Financial Officer and a Director of the Company. As a certified public accountant, he was with the international accounting firm of Coopers & Lybrand for sixteen years from 1971 to 1987, including eight years as a partner. During his tenure at Coopers & Lybrand, Mr. Jorissen specialized in real estate and mortgage banking and directed financial statement examinations of numerous public companies. From 1987 to 1991, he was President and Treasurer of Stoneridge Resources, Inc., the holding entity for three public companies. Mr. Jorissen is also the Senior Vice President, Treasurer, Chief Financial Officer and Secretary of Sun. Since the Company's inception, Mr. Jorissen has performed as chief executive and will continue to perform the duties of Chief Executive Officer until such time as the Company's growth requires otherwise. While Mr. Jorissen intends to devote a substantial amount of his time to the Company, he will still spend a majority of his time as the Chief Financial Officer of Sun.

     Gary A. Shiffman is the Secretary and Chairman of the Board of the Company. He has been actively involved in the management, acquisition, construction and development of manufactured housing communities and has developed an extensive network of industry relationships over the past thirteen years. He has overseen the land acquisition, rezoning, development and marketing of numerous manufactured home expansion projects. Mr. Shiffman is also the Chief Executive Officer, President and a director of Sun. Mr. Shiffman is the son of Dr. Milton Shiffman.

     Milton M. Shiffman is a Director of the Company, is Chairman of the Board of Directors of Sun and has been an executive officer of Sun since its inception. With his eighteen years of experience in the manufactured housing community industry, Dr. Shiffman has played an active role in the financing decisions and corporate structuring of the Company. Since 1964, he has also been involved in the development, acquisition, construction and operations of diverse real estate holdings including multi-family, community and regional shopping centers, nursing homes and various other commercial properties. Dr. Shiffman retired from medical practice in 1981 in order to devote his full time to real estate activities. Dr. Shiffman is the father of Mr. Gary Shiffman.

     William L. Mulvaney is the Chief Operating Officer of the Company. As a certified public accountant, he was with Coopers & Lybrand from 1975 to 1979, where he served as a Consulting Director providing strategic planning, marketing, systems development, organization planning and re-engineering services to several of the firm's Fortune 500 clients and start up operations. Mr. Mulvaney also gained recognition at Coopers & Lybrand for his expertise in the real estate and construction industries. Mr. Mulvaney has served as President and Chief Executive Officer of four companies involved in the manufactured home, real estate, construction and financial services industries. Most recently, from 1992 to 1996, Mr. Mulvaney served as President to the Genesis Group, Inc., a mortgage brokerage and commercial real estate firm dealing with some of the nation's largest lending organizations and development companies.

     Robert H. Orley is a Director of the Company. Mr. Orley is the Executive Vice President of The Oxford Investment Group Inc. ("Oxford"), where since 1985 he has supervised the legal, administrative, taxation and financial reporting aspects of Oxford's business portfolio and acquisition searches. Mr. Orley is also Vice President and a director of Real Estate Interests, Inc., where he has served in such capacity since 1984. Real Estate Interests, Inc. is a real estate development and management company affiliated with Oxford. Mr. Orley received his undergraduate business degree from the University of Michigan, the degree of Juris Doctor from Detroit College of Law and has received a Masters of Law in Taxation from Boston University. Mr. Orley is a brother-in-law of Mr. Hermelin.

     Brian M. Hermelin is a Director of the Company. Mr. Hermelin is currently Chief Operating Officer and a director for USA Jet Airlines Inc., a cargo airline that also operates Active Aero Charter, an air charter broker and logistics provider. From 1992 to 1997, Mr. Hermelin provided acquisition analysis, strategic planning and business development services through various consulting arrangements. Mr. Hermelin has been active in the fields of finance and mergers and acquisitions since 1987. Mr. Hermelin is a graduate of the University of Michigan and has received a Masters in Business Administration from the Wharton School of the University of Pennsylvania. Mr. Hermelin is a brother-in-law of Mr. Orley.

SUN'S DIRECTORS/OFFICERS HOLDING POSITIONS WITH THE COMPANY

     The Company's Board of Directors will include directors and/or officers of Sun. The Sun directors and officers holding positions in the Company include:

NAME                                   POSITION IN SUN                POSITION IN THE COMPANY
----                                   ---------------                -----------------------
Jeffrey P. Jorissen..................  Senior Vice President          President
                                       Treasurer                      Chief Executive Officer
                                       Chief Financial Officer        Chief Financial Officer
                                       Secretary                      Director
Gary A. Shiffman.....................  Chief Executive Officer        Chairman of the Board
                                       President                      Secretary
                                       Director
Milton M. Shiffman...................  Chairman of the Board          Director

     Although the Company has two (2) independent directors, the existence of agreements with Sun and the dependence on Sun and the relationship with Sun is expected to give Sun substantial influence over the Company's activities. Sun and certain directors and officers of Sun, some of whom are also directors or officers of the Company, are expected to own in the aggregate approximately 9% of the Common Stock. In addition, Sun may acquire shares of Common Stock in the future by exercising the Detachable Warrants and the Participants Options. As a REIT, Sun cannot directly own more than 10% of the shares of the Company, but affiliates of Sun may own unlimited amounts providing Sun with an indirect means of influence. Accordingly, Sun will have substantial influence on the Company, on transactions between the Company and Sun and/or

Sun's affiliates, and on the outcome of matters submitted to the Company's stockholders for approval, which influence might not be consistent with the interests of other stockholders. See "Risk Factors -- Possible Adverse Influence on Decision Making Resulting from Relationship with Sun."

OUTSIDE DIRECTOR COMPENSATION

     Directors who are not employees of the Company or Sun are entitled to an annual retainer fee of $12,000, payable $3,000 per calendar quarter. No fees were paid for services during the fiscal year ended December 31, 1996.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Bylaws generally provide that the Company will indemnify its directors and officers to the fullest extent authorized or permitted under the Michigan Business Corporation Act and that the Company will advance expenses at the request of a director or officer. The Company also has agreements with directors providing for indemnification and advancement of expenses in the event they are sued in their capacities as directors of the Company. See "Description of Capital Stock."

     In addition, the Articles of Incorporation generally limit the personal liability of directors for monetary damages for breaches of fiduciary duty. The Company believes that these indemnification and limitation of liability provisions will assist it in attracting and retaining talented directors and officers in light of the risk of litigation directed against directors and officers of publicly held corporations. See "Description of Capital Stock."

EXECUTIVE COMPENSATION

     There were no employees whose remuneration from the Company exceeded $100,000 in 1996. Mr. Jorissen, who acted in the capacity of chief executive officer in 1996 and who is currently the Chief Executive Officer, did not receive any remuneration from the Company in 1996. Mr. Jorissen's compensation is included in the Administration Agreement. Mr. Gary Shiffman is not entitled to receive any compensation from the Company. It is proposed that Mr. Jorissen and Mr. Gary Shiffman will each receive Stock Options for 10,000 and 5,000 shares of Common Stock, respectively, pursuant to the Stock Option Plan. See "Management -- Stock Option Plan."

     The Company has entered into an employment agreement with William L. Mulvaney, as the Chief Operating Officer of the Company, which provides for an initial term of three (3) years, a base salary of eighty thousand dollars ($80,000), an annual bonus based on performance and other customary benefits.

STOCK OPTION PLAN

     The Board of Directors and stockholder of the Company have adopted a Stock Option Plan, which is intended to enable certain officers, directors, key employees and consultants of the Company or any subsidiary to participate in any growth and profitability of the Company and to encourage their continuation as officers, directors, employees or consultants of the Company to the benefit of the Company and its stockholders. Pursuant to the Stock Option Plan, certain officers, directors, key employees and consultants of the Company will be granted options to acquire shares of Common Stock ("Stock Options"), including nonqualified stock options ("NQSOs") and incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Stock Option Plan will be administered by either the Board of Directors or a committee of not fewer than two (2) Non-Employee Directors (as that term is defined in Rule 16b-3 under the Exchange Act) appointed by the Board of Directors (in either case, the "Administrator"). The Administrator determines those officers, directors, key employees and consultants to whom, and the time and times at which, grants of Stock Options will be made. The Administrator interprets the Stock Option Plan, adopts rules relating thereto and determines the terms and provisions of Stock Options.

     The number of shares of Common Stock subject to Stock Options under the Stock Option Plan is limited to ten percent (10%) of the total number of shares of Common Stock issued and outstanding from time to time. Upon consummation of this Offering, in addition to Stock Options for other selected employees, it will be proposed to the Administrator that Stock Options be granted to the following persons and in the amounts set forth below:

                                                           NUMBER
                         NAME                             OF SHARES
                         ----                             ---------
Jeffrey P. Jorissen...................................     10,000
Gary A. Shiffman......................................      5,000
Milton M. Shiffman....................................      5,000
William L. Mulvaney...................................     20,000
Robert H. Orley.......................................      5,000
Brian M. Hermelin.....................................      5,000
Brian W. Fannon.......................................     10,000

     The Administrator has authority and discretion to establish the expiration date, exercise price, vesting period and any other terms and conditions of a Stock Option, which shall be set forth in an option agreement between the Company and the grantee. The exercise price per share for a Stock Option will not be less than eighty five percent (85%) of the fair market value of a share of Common Stock at the time the Stock Option is granted and, in the case of an ISO, the exercise price per share will not be less than the fair market value of a share of Common Stock at the time the Stock Option is granted. The Administrator may make appropriate adjustments in the number of shares of Common Stock for which Stock Options may be granted or which may be issued under the Stock Option Plan and the price per share of each Stock Option if there is any change in the Common Stock as a result of a stock dividend, stock split, recapitalization or otherwise. The Administrator also has the authority to accelerate Stock Option exercise rights or make other adjustments if the Company is merged or consolidated, the property or stock of the Company is acquired by another corporation or the Company is reorganized, liquidated or impacted by an extraordinary transaction.

     The Stock Option Plan will terminate at such time as no further shares of Common Stock are available for issuance upon the exercise of Stock Options and all outstanding Stock Options have expired or have been exercised. The Board of Directors may at any time terminate the Stock Option Plan, but termination will not affect Stock Options previously granted. Any Stock Options which had vested prior to such a termination would remain exercisable by the holder thereof in accordance with the terms of the applicable option agreement. In addition, the Board of Directors may at any time amend the Stock Option Plan without stockholder approval; provided, however, that stockholder approval of an amendment of the Stock Option Plan will be required for (a) any amendment which requires stockholder approval under any applicable law, including Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, or (b) any amendment which, unless approved by the requisite affirmative approval of stockholders of the Company, would cause, result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code.

     The Company anticipates that the shares available for issuance under the Stock Option Plan will be registered under a Form S-8 registration statement, which will be filed within 12 months after the effective date of the registration statement relating to the Common Stock offered hereby.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL

     The Company, from time to time, has entered into transactions with Sun and its affiliates and believes that each such transaction has been on terms no less favorable to the Company than could have been obtained in a transaction with an unaffiliated third party. The Company has recently adopted a formal policy that, after completion of the Offering, all future transactions between the Company and Sun will be made or entered into on terms that are no less favorable to the Company than could be obtained from unaffiliated third parties and must be approved by a majority of the Company's "independent directors." An independent director is a non-employee director as defined in Rule 16b-3 of the Exchange Act who does not have an interest in the transactions and who had access at the Company's expense, to the Company's or independent legal counsel. A non-employee director is a director who is not currently an officer of the Company or an affiliate of the Company, is not compensated in any capacity other than as a director, and does not possess an interest in another transaction or have a business relationship for which disclosure would be required. This policy applies to the Administration Agreement, the Participants Support Agreement, the Detachable Warrants and the Subordinated Debt. See "Description of Capital Stock."

     The Company's business depends significantly on the business of Sun and also on the Company's relationship with Sun. See "Business -- General -- Formation and Structure." Specific transactions between Sun and the Company are described below. It is management's belief that these transactions are as reasonable as if they had been entered into with unrelated third parties.

Administration Agreement

     The Company has entered into the Administration Agreement with Sun pursuant to which Sun will provide general and administrative services to the Company, including the use and occupancy of office space within Sun's offices in Farmington Hills, Michigan, personnel services and assistance, receptionist, telephone and facsimile services, conference rooms, copying services, computer hardware and software systems, accounting services, tax filing services and other related and incidental services. The compensation for services provided by Mr. Jorissen, as President, Chief Executive Officer and Chief Financial Officer of the Company is included in the Administration Agreement.

     The Administration Agreement has a term of three years and is automatically renewable for successive one year periods thereafter unless terminated by either party. The Administration Agreement requires that the Company reimburse Sun for the services provided by Sun. The fee to be paid to Sun will be billed at cost and for the first year is presently estimated to be and shall not exceed $75,000. The Company believes this fee to be reasonable and appropriate for the services provided by Sun. After the first year, any increase in the annual fees to be paid to Sun shall require the approval of the Company's non-employee directors.

     Any amendment, renewal or early termination of the Administration Agreement or the Participants Support Agreement discussed below requires the approval of the Company's non-employee directors. See "Description of Capital Stock."

Participants Support Agreement

     The Company has entered into the Participants Support Agreement with Sun which also has a term of three years and is automatically renewable for successive one year periods thereafter unless terminated by either party. Under the Participants Support Agreement, Sun will offer the Company as the sole preferred financing source to home purchasers and owners in Sun Communities, and also will provide services that include the closing of Contracts and refurbishing and resale of homes under defaulted Contracts. For its services, Sun will receive an annual fee of 0.43% of the average loan balance under Contracts originated by Sun and has been granted 330,000 Participants Options. The Participants Options will vest in accordance with the terms of the Participants Support Agreement, if, and only if, Sun is a party to and in compliance with the terms of the Participants Support Agreement on the vesting date and on December 31st of the previous year. See "Business -- Formation and Structure" and "-- Participants Options."

Subordinated Debt and Detachable Warrants

     The Company has entered into the Subordinated Loan Agreement with Sun under which Sun has agreed to provide the Company with up to $10 million, consisting of a $4 million Term Loan and a $6 million Line of Credit. The Subordinated Debt is a general unsecured obligation of the Company, ranking subordinate in right of payment to all existing and future Senior Debt of the Company. In connection with the Subordinated Debt, the Company issued Sun the Detachable Warrants that cover 400,000 shares of Common Stock and are exercisable for a purchase price of $10 per share. See "Business -- Financing" and "-- Formation and Structure."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of the date of this Prospectus.

                                                                                             PERCENTAGE OF
                                                           NUMBER OF SHARES                  COMMON STOCK
                                                                OWNED*                          OWNED*
                                                      --------------------------       -------------------------
                 NAME AND ADDRESS                     BEFORE THE       AFTER THE       BEFORE THE      AFTER THE
               OF BENEFICIAL OWNER                     OFFERING        OFFERING         OFFERING       OFFERING
               -------------------                    ----------       ---------       ----------      ---------
Sun Communities, Inc.(1)..........................      25,100           25,000           100%           2.04%
31700 Middlebelt, Suite 145
Farmington Hills, Michigan 48334
Jeffrey P. Jorissen...............................           0            7,500             0%            .61%
31700 Middlebelt, Suite 145
Farmington Hills, Michigan 48334
Gary A. Shiffman..................................      25,100(2)        50,000(2)        100%           4.08%
31700 Middlebelt, Suite 145
Farmington Hills, Michigan 48334
Milton M. Shiffman................................           0           50,000             0%           4.08%
31700 Middlebelt, Suite 145
Farmington Hills, Michigan 48334
Robert H. Orley...................................           0           50,000             0%           4.08%
2000 N. Woodward Ave., Suite 130
Bloomfield Hills, Michigan 48304
Brian M. Hermelin.................................           0          100,000             0%           8.16%
Hangar 2064 D Street
Belleville, Michigan 48111
All executive officers and directors as a group
  (five persons)(2)...............................      25,100(2)       257,500           100%           21.0%

-------------------------
 * Excludes shares of Common Stock issuable upon exercise of: (a) the Underwriters' over-allotment option; (b) options to be granted pursuant to the Stock Option Plan; (c) the Detachable Warrants; and (d) Participants Options.

(1) Sun Home Services, Inc. ("Sun Homes"), an affiliate of Sun, and Sun currently own 100% of the issued and outstanding shares of Common Stock. On October 27, 1997, Sun purchased 25,000 shares of Common Stock in a private sale at a price of $10 per share. Certain officers and directors of Sun, some of whom may also be officers and directors of the Company, own 100% of the Common Stock of Sun Homes and Sun Communities Operating Limited Partnership, a majority subsidiary of Sun, owns 100% of the preferred stock of Sun Homes, which entitles Sun Communities Operating Limited Partnership to 95% of the cash flow from operating activities of Sun Homes.

(2) By virtue of his position as President and Chief Executive Officer of Sun and as President of Sun Homes, Gary A. Shiffman has the power to vote and may otherwise affect the ownership of Common Stock by Sun and Sun Homes and is deemed to be the beneficial owner of such shares under Rule 13d-3 of the Exchange Act. Mr. Shiffman is expected to purchase 25,000 shares of Common Stock at the initial public offering price.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock does not purport to be complete and is subject, in all respects, to applicable Michigan law and to the provisions of the Articles of Incorporation. The following description is qualified by reference to the Articles of Incorporation which are incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 10 million shares of Common Stock, without par value, and 10 million shares of preferred stock (the "Preferred Stock"). On October 27, 1997, the Company sold 25,000 shares of Common Stock to Sun in a private sale at a price of $10 per share. As of the date of this Prospectus, 25,100 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Increased Shareholder Vote for Alteration, Amendment or Repeal of Article or Bylaw Provisions

     The Company's Articles of Incorporation require the affirmative vote of the holders of at least two-thirds (2/3) of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the provisions of the Company's Articles of Incorporation described below or of any provision of the Company's Bylaws, unless the alteration, amendment or repeal of any such provision is recommended by the Board of Directors, in which case the affirmative vote of the holders of a majority of the voting stock of the Company is required.

     Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. The holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights of any holders of shares of Preferred Stock. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled, after payment of any preference due to any holders of Preferred Stock, to share equally and ratably in all the assets of the Company available for distribution to the holders of shares of Common Stock subject to any right of participation applicable to shares of Preferred Stock. Holders of Common Stock have no preemptive, conversion or redemption rights and are not subject to assessment or further calls. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued and paid for in accordance with the terms of the Offering will be, fully paid and nonassessable.

     Preferred Stock

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 10 million shares of Preferred Stock in one or more series, to fix the rights, preferences, privileges, and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series.

     The existence of authorized but unissued shares of Preferred Stock and the issuance of shares of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Board, without stockholder approval, could issue shares of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of shares of Common Stock. The issuance of shares of Preferred Stock could have the effect of discouraging a takeover or other transaction which the Company's stockholders might believe to be otherwise in their best interests or in which the Company's stockholders might receive a premium for their shares of Common Stock over the then market price of such shares. In addition, such shares of Preferred Stock could have other rights, including economic rights, senior to shares of Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of shares of Common Stock. Currently there are no shares of Preferred Stock outstanding, and the Company has no present plan to issue any shares of Preferred Stock.

     Anti-Takeover Provisions

     The Articles of Incorporation provide that it is a proper corporate purpose, reasonably calculated to benefit shareholders, for the Board to base the response of the Company to any "Acquisition Proposal" (as defined below), on the Board's evaluation of what is in the best interests of the Company. This evaluation will include consideration of the best interests of the Company's shareholders, including the relationship of the consideration offered in the Acquisition Proposal to the then current market price of the Company's stock, the current value of the Company in a freely negotiated transaction and the estimate of the future value of the Company as an independent entity; the business and financial conditions and earnings prospects of the acquiring person or persons; the competence, experience and integrity of the acquiring person or persons and its or their management; and such other factors as the Board deems relevant, including the social, legal and economic effects of the Acquisition Proposal upon employees, suppliers, customers, the Company's business and the general community in which the Company does business. An "Acquisition Proposal" means any proposal for a tender offer or exchange offer for any equity security of the Company, any proposal to merge or consolidate the Company with another corporation, or any proposal to purchase or otherwise acquire all or substantially all of the properties and assets of the Company.

     The Bylaws also contain certain provisions which may to a limited degree be deemed anti-takeover defenses. The Bylaws require that notice in writing of proposed shareholder nominations for the election of directors be timely given to the Secretary of the Company prior to the meeting. Such notice must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the class and number of shares of the Company beneficially owned by the nominee and such other information as would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating shareholder. The Company may require any nominee to furnish other information reasonably required by the Company to determine the nominee's eligibility to serve as a director. If the presiding officer of any shareholders' meeting determines that a person was not nominated in accordance with the foregoing procedures, such person shall not be eligible for election as a director.

     In addition, the Bylaws require that notice in writing from any shareholder who proposes to bring business before any meeting of shareholders must be timely given to the Secretary of the Company prior to the meeting. Such notice must contain certain information, including a brief description of the business proposed to be brought before the meeting, the reasons for conducting such business at the meeting, the class and number of shares of the Company beneficially owned by such shareholder and any supporting shareholders and any material interest of the proposing shareholder in the business so proposed. If the presiding officer of any shareholders' meeting determines that any such business was not properly brought before the meeting in accordance with the foregoing procedures, such business will not be conducted at the meeting. Nothing in the Bylaws will preclude discussion by any shareholder of any business properly brought before the meeting in accordance with the above-mentioned procedures.

     To be timely, shareholder notice of a nomination for election of a director or to bring business before any shareholders' meeting must be received by the Company not less than sixty days nor more than ninety days prior to the meeting (or, if fewer than forty days' notice or prior public disclosure of the meeting date is given or made to shareholders, not later than the tenth day following the day of mailing notice of the meeting or public disclosure thereof).

     Classification of the Board of Directors

     The Board of Directors of the Company has been divided into three classes of directors. The terms of the first, second and third classes will expire in 1998, 1999, and 2000 respectively. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control was desired by the stockholders and was in the stockholders' interest. In the absence of the provisions of the Articles of Incorporation classifying the Board, all of the directors would be elected each year.

     Management of the Company believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors are subject to election each year. Staggered terms help to ensure that, at any one time, approximately two-thirds of the Board will be comprised of persons who have at least one year's experience as directors of the Company. In addition, the use of staggered terms moderates the pace of changes in the Board of Directors by extending the minimum time required to elect a majority of directors from one to two years.

     Removal of Directors

     The Act provides that, unless the Articles of Incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the voting power of all the shares of the Company entitled to vote generally in the election of directors.

     Indemnification of Directors and Officers

     The Company's Bylaws provide that the Company shall indemnify its present and past directors, executive officers, and such other persons as the Board of Directors may authorize, to the fullest extent permitted by law. The Act contains indemnification provisions concerning third party actions as well as actions in the right of the company. The Act provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or while serving as such a director or officer, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     With respect to derivative actions, the Act provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the corporation, or, while serving as such a director of officer, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders. No indemnification is provided in the Act in respect of any claim, issue or matter in which such person has been found liable to the corporation except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses with such court shall deem proper.

     Limitation of Director Liability

     The Act permits corporations to limit the personal liability of their directors in certain circumstances. The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the Act, currently including, without limitation, the following: (i) a breach of the director's duty of loyalty to the Company or its shareholders (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of Act; (iv) transactions from which the director derived an improper personal benefit; and (v) any other act or omission as to which the Act does not permit a director's liability to be so limited.

     Independent Directors Approval of Certain Transactions with Sun

     The Company's Bylaws require that certain agreements and all future transactions between the Company and Sun will be subject to the approval of the non-employee directors, as such term is used in Rule 16b-3 of the Exchange Act. These non-employee directors are also independent directors who do not have an interest in the transaction and who had access at the Company's expense, to the Company's or independent legal counsel. This policy applies to the Administration Agreement, the Participants Support Agreement, the Subordinated Debt, the Detachable Warrants and any other agreement to be entered into, amended, altered, renewed, extended or terminated by and between the Company and Sun.

MICHIGAN LAW

     Chapters 7A and 7B of the Act may affect attempts to acquire control of the Company. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can be consummated only if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or such shareholder's affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board may exempt "business combinations" with a particular "interested shareholder" by resolution adopted prior to the time the "interested shareholder" attained that status.

     In general, under Chapter 7B of the Act, an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the Control Share acquisition. Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board has the option of choosing to amend the Bylaws before a Control Share acquisition occurs to provide that Chapter 7B does not apply to the Company.

     Upon consummation of the Offering, depending upon the final distribution of the shares of the Common Stock, the Company will be subject to Chapters 7A and 7B.

     Section 1368 of the Act, which is applicable to corporations organized under the laws of Michigan including the Company, prohibits a corporation from purchasing, either directly or indirectly, any of its shares that are listed on a national securities exchange from any person who holds at least 3% of its shares unless one of the following conditions is met: (a) the corporation makes an equivalent offer to all other holders of the same shares; (b) the purchase is authorized in advance by the stockholders entitled to vote thereon; (c) the purchase meets the requirements of the articles of incorporation for such a purchase; (d) the shares are beneficially owned by the person for at least two years prior to the purchase date; (e) the purchase is made on the open market;
(f) the purchase price is not more than the average market price of the shares during the 30 business days prior to the purchase date; or (g) the purchase is otherwise authorized by the Act. Under certain circumstances, Section 1368 prevents a stockholder from selling his shares back to the corporation at a premium within two years of that stockholder's purchase of the shares unless one of the other conditions is met. However, the stockholders may approve such a purchase by the corporation or the corporation may include in its articles of incorporation lesser requirements for such a transaction. The Company's Articles of Incorporation do not contain any provisions exempting the Company from the provisions of Section 1368 of the Act. It is anticipated that the provisions of Section 1368 may discourage persons from obtaining quantities of the Company's stock for the sole purpose of eliciting a premium from the Company in a resale of those shares.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company presently has 25,100 shares of Common Stock outstanding. The one hundred shares issued to a Sun subsidiary upon formation of the Company will be redeemed at their original cost of $100 upon completion of the Offering. The remaining 25,000 shares were purchased by Sun in a private sale on October 27, 1997 and are "restricted securities" which may be sold as described below. The 1,200,000 shares sold in the Offering and any of the up to 180,000 shares of Common Stock sold upon exercise of the over-allotment option, will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. Certain directors and officers of Sun, who may also be directors or officers of the Company, have provided nonbinding expressions of interest to purchase 82,500 shares and two directors of the Company and their affiliates have provided nonbinding expressions of interest to purchase 150,000 shares of Common Stock (the "Affiliates Shares") in the Offering. The purchasers of the Affiliates Shares have agreed not to offer, sell or otherwise dispose of any of the Affiliates Shares upon completion of the Offering for a period of one year from the date of this Prospectus, without the prior written consent of the Underwriters.

     Rule 144 governs the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates." Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate in a transaction not involving a public offering. In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the restricted securities were acquired from the Company or an affiliate, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of: (i) 1% of the Company's then outstanding shares of Common Stock; or (ii) the shares' average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the one-year holding period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner-of-sale provisions and notice and public information requirements of Rule 144.

     Upon completion of the Offering, all of the Affiliates Shares will be unrestricted securities within the meaning of Rule 144. Subject to the above-described one year lock-up period, all of these shares may be sold in the public market in compliance with the volume limitations, manner-of-sale provisions and notice and public information requirements of Rule 144 beginning 90 days after the date of this Prospectus.

     The Company has reserved up to 10% of the total outstanding shares of its Common Stock for issuance under its Stock Option Plan. All of the shares of Common Stock issued as a result of any grants under the Stock Option Plan will be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. The Company currently intends to register the shares of Common Stock reserved for issuance under the Stock Option Plan. Subject to the expiration of the one year lock-up period and subject to compliance with Rule 144 by affiliates of the Company and to Section 16 of the Exchange Act by directors, officers and 10% beneficial owners, any shares issued upon exercise of Stock Options granted under the Stock Option Plan will become freely tradeable at the effective date of the registration statement for the shares reserved under the Stock Option Plan.

     The Company has granted 330,000 Participants Options to Sun for the purchase of Common Stock. All of the shares of Common Stock to be issued upon exercise of Participants Options will be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. See "Business -- Formation and Structure" and "-- Participants Options."

     In connection with the Subordinated Debt, the Company has issued the Detachable Warrants to Sun which cover 400,000 shares of Common Stock. All of the shares of Common Stock issued upon exercise of the

Detachable Warrants will be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. Sun's REIT status prohibits it from directly owning more than 10% of the Company's shares. As a result, in order to exercise Participants Options or the Detachable Warrants, Sun currently must sell or otherwise dispose of those shares that would represent direct ownership in the Company in excess of 10%. See "Business -- Formation and Structure."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated November 12, 1997 (the "Underwriting Agreement") among the Company and the underwriters named below (the "Underwriters"), the Company has agreed that the Company will sell to each of the Underwriters, and each of such Underwriters, for which Roney & Co., L.L.C., as representative of the several Underwriters (the "Representative"), has severally agreed to purchase from the Company, the respective number of shares of the Company's Common Stock set forth opposite its name below:

                                                                NUMBER OF SHARES
                                                                       OF
                        UNDERWRITER                               COMMON STOCK
                        -----------                             ----------------
Roney & Co. ................................................         960,000
First of Michigan Corporation...............................          30,000
Friedman, Billings, Ramsey & Co., Inc. .....................          30,000
George K. Baum & Company....................................          30,000
Hanifen, Imhoff Inc. .......................................          30,000
Howe Barnes Investments Inc. ...............................          30,000
The Ohio Company............................................          30,000
Ryan, Beck & Co. ...........................................          30,000
Stifel, Nicolaus & Company Incorporated.....................          30,000
                                                                   ---------
     Total..................................................       1,200,000
                                                                   =========

     The Underwriting Agreement provides that the obligations of the Representative to pay for and accept delivery of the shares are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all 1,200,000 shares of Common Stock offered hereby (excluding shares covered by the over-allotment option described below) if any such shares are taken.

     If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriters for all accountable out-of-pocket expenses incurred by it in connection with the proposed purchase and sale of the Common Stock up to a maximum of $50,000. Upon the purchase of at least 1,200,000 shares, the Company will not reimburse the Underwriters for any out-of-pocket expenses.

     The Company and the Underwriters have agreed that the Underwriters will purchase the 1,200,000 shares of Common Stock offered hereunder at a price to the public of $10.00 per share less underwriting discounts and commissions of $.70 per share. The underwriting discounts or commissions to be incurred by the Company on the 82,500 shares expected to be sold to certain directors and officers of Sun, some of whom may also be directors or officers of the Company who have expressed a nonbinding interest in investing in the Company prior to the involvement of the Underwriters will be 3.0% for up to 75,000 shares. The Underwriters propose to offer the Common Stock to selected dealers who are members of the NASD at a price of $10.00 per share less a concession not to exceed $.40 per share (and not less than $.10 per share on up to 75,000 shares expected to be sold to certain directors and officers of Sun). The Underwriters may allow, and such dealers may re-allow, concessions not in excess of $.10 per share to certain other brokers and dealers.

     The Underwriters have informed the Company that the Underwriters do not intend to make sales to any accounts over which they exercise discretionary authority.

     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Offering, to purchase up to an additional 180,000 shares of Common Stock from the Company to cover over-allotments, if any, at the same price per share as is to be paid by the Underwriters for the other shares offered hereby. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the Offering.

     The Underwriting Agreement contains indemnity provisions between the Underwriters and the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities

Act. The Company is generally obligated to indemnify the Underwriters and their controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Commission or with any state securities administrator, or any omission of certain material facts from such documents.

     There has been no public trading market for the Common Stock. The price at which the shares are being offered to the public was determined by negotiations between the Company and the Underwriters. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the initial offering price of the Common Stock, among them the size of the offering, the desire that the security being offered be attractive to individuals and the Underwriters' experience in dealing with initial public offerings for financial institutions.

                                 LEGAL MATTERS

     The validity of the issuance of Common Stock offered hereby will be passed upon for the Company by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                                    EXPERTS

     The financial statements included in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand L.L.P. independent accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, although all material terms of such documents have been addressed in this Prospectus, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is "http://www.sec.gov."

     The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.

                     BINGHAM FINANCIAL SERVICES CORPORATION

                                    CONTENTS

                                                              Page
                                                              ----
Report of Independent Accountants...........................   F-2
Financial Statements:
Balance Sheet...............................................   F-3
Statement of Operations.....................................   F-4
Statement of Changes in Stockholder's Equity (deficiency)...   F-4
Statement of Cash Flows.....................................   F-5
Notes to Financial Statements...............................   F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Bingham Financial Services Corporation

We have audited the accompanying balance sheet of Bingham Financial Services Corporation as of June 30, 1997 and the related statements of operations, changes in stockholder's equity (deficiency), and cash flows for the period January 2, (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bingham Financial Services Corporation as of June 30, 1997 and the results of its operations and cash flows for the period January 2, (date of inception) to June 30, 1997 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Detroit, Michigan
July 29, 1997, except for Note 6,
as to which the date is September 30, 1997

                     BINGHAM FINANCIAL SERVICES CORPORATION

                                 BALANCE SHEET
                              AS OF JUNE 30, 1997

                           ASSETS
Installment contracts receivable, net.......................    $5,323,800
Organization costs, net.....................................        84,900
Other assets................................................        13,400
                                                                ----------
       Total assets.........................................    $5,422,100
                                                                ==========
     LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Liabilities:
  Accounts payable, affiliates..............................        88,300
  Accounts payable, trade...................................        35,300
  Note payable, Sun.........................................     5,363,600
                                                                ----------
       Total liabilities....................................     5,487,200
                                                                ----------
Stockholder's Equity (deficiency)
  Preferred Stock no par value, (10,000,000 authorized; no
     shares issued and outstanding).........................            --
  Common Stock, no par value, 60,000 shares authorized, 100
     shares issued and outstanding..........................           100
  Deficit...................................................       (65,200)
                                                                ----------
       Total stockholder's equity (deficiency)..............       (65,100)
                                                                ----------
       Total liabilities and stockholder's equity
        (deficiency)........................................    $5,422,100
                                                                ==========

   The accompanying notes are an integral part of these financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION
                            STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

Revenues:
  Interest income.......................    $ 122,100
                                            ---------
Costs and expenses:
  Interest expense......................       85,200
  Provision for credit losses...........       31,500
  General and administrative............       62,800
  Other operating expenses..............        7,800
                                            ---------
     Total costs and expenses...........      187,300
                                            ---------
     Loss before income taxes...........      (65,200)
Provision for income taxes..............           --
                                            ---------
Net loss................................    $ (65,200)
                                            =========

           STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIENCY)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                                                          TOTAL
                                                                                      STOCKHOLDER'S
                                                                COMMON                   EQUITY
                                                                STOCK     DEFICIT     (DEFICIENCY)
                                                                ------    -------     -------------
Balance at January 1, 1997..................................      --            --             --
  Issuance of 100 shares of common stock....................     100            --            100
  Net loss..................................................               (65,200)       (65,200)
                                                                 ---      --------       --------
Balance at June 30, 1997....................................     100      $(65,200)      $(65,100)
                                                                 ===      ========       ========

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

                            STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................    $   (65,200)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Provision for credit losses............................         31,500
     Amortization...........................................          9,400
     Increase in the other assets...........................        (13,400)
     Increase in accounts payable and accrued liabilities...        208,800
     Organization costs.....................................        (94,300)
                                                                -----------
     Net cash provided by operating activities..............         76,800
                                                                -----------
CASH FLOWS FROM INVESTING ACTIVITIES
     Installment contracts receivable originated............     (5,414,500)
     Collections on installment contracts receivable........         59,200
                                                                -----------
  Net cash used in investing activities.....................     (5,355,300)
                                                                -----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds note payable, Sun.............................      5,278,400
     Issuance of Common Stock...............................            100
                                                                -----------
  Net cash provided by financing activities.................      5,278,500
                                                                -----------
  Net change in cash and cash equivalents...................              0
  Cash and cash equivalents at beginning of period..........             --
  Cash and cash equivalents at end of period................    $         0
                                                                ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. NATURE OF OPERATIONS: Bingham Financial Services Corporation (the "Company") was incorporated as a wholly-owned subsidiary of Sun Home Services, Inc. and an affiliate of Sun Communities, Inc. ("Sun"). The Company provides financing to residents living in Sun's manufactured housing communities for the purchase of new and used manufactured homes. The Company began operations January 2, 1997 with its fiscal year ending September 30, 1997. As of June 30, 1997, approximately 55 percent, 22 percent and 17 percent of the borrowers of the installment contracts receivable were located in Michigan, Indiana and Texas, respectively.

     b. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.

     d. INSTALLMENT CONTRACTS RECEIVABLE: Installment contracts receivable are reported at their outstanding unpaid principal balances reduced by any charge-off or specific valuation accounts and net of any deferred fees or costs on original loans. Installment contracts receivable are collateralized by the manufactured homes.

       Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

       Allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on industry data, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

     e. INCOME RECOGNITION: Interest income from installment contracts receivable is recognized using the interest (actuarial) method. Accrual of interest income on installment contracts receivable is suspended when a loan is contractually delinquent for 90 days or more. The accrual is resumed when the loan becomes contractually current, and past-due interest income is recognized at that time.

     f. FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

     - CASH AND CASH EQUIVALENTS: The carrying amount of cash approximates fair value.

     - INSTALLMENT CONTRACTS RECEIVABLE: Fair values for installment contracts receivable are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Due to the recent issuance of these loans, the carrying amount approximates fair value.

     - ACCOUNTS PAYABLE AND NOTE PAYABLE, AFFILIATE: The carrying amount approximates fair value because of the short maturity of these obligations.

     - ACCRUED INTEREST: The carrying amount of accrued interest approximates their fair values.

     g. INCOME TAXES: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provisions for income taxes.

                     BINGHAM FINANCIAL SERVICES CORPORATION

2. TRANSACTIONS WITH AFFILIATES:

     During 1997, the Company had, and expects to have in the future, transactions with affiliate companies in the ordinary course of business and on substantially the same terms, including interest rates, as with nonaffiliates. Sun provided financial support in the form of a note of $5,278,400 bearing interest at 7.0% per annum. Accrued interest at June 30, 1997 of $85,200 is unpaid and due on demand. In addition, certain affiliates provide administrative and management support. Payments to affiliates for such support fees are charged to operating expenses and were $37,000 and $6,000, respectively. For Sun's services under the Administration Agreement, the Company is billed on a direct cost basis, not to exceed $75,000 for the first year. For the six month period ended June 30, 1997, the value of services performed by Mr. Gary Shiffman is deemed to be immaterial. Mr. Shiffman's services are not included in the Administration Agreement. As compensation under the Participants Support Agreement between Sun and the Company, Sun will receive an annual fee of .43% of the average loan balance under Contracts originated by Sun. In addition, Sun has been granted 330,000 Participants Options as discussed in Note 5 below.

3. INSTALLMENT CONTRACT RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES:

     The contractual maturities of total installment contracts receivable, net of unearned income, outstanding at June 30, 1997 were as follows: 1998 - $54,200; 1999 - $60,300; 2000 -$67,100; 2001 - $74,600; 2002 - $83,100, and
$5,016,000 thereafter. The foregoing should not be regarded as a forecast of future cash collections, as actual experience may be that a substantial portion of these loans may be renewed or repaid before contractual maturity date.

     An analysis of the allowance for credit losses on installment contract receivables for the six months ended June 30, 1997 follows:

Balance, beginning of period................................    $    --
Additions...................................................    $31,500
Deductions..................................................          0
                                                                -------
Balance, end of period......................................    $31,500
                                                                =======

     All of the Company's installment contract receivables have fixed rates of interest adjusted as necessary for credit risk. At June 30, 1997, there were no nonaccrual loans.

4. COMMITMENTS AND CONTINGENCIES:

     The Company is subject to various claims and legal proceedings arising out of the normal course of business, none of which, in the opinion of management, are expected to have a material effect on the Company's financial position or results of operations.

     At June 30, 1997, the Company has commitments to originate installment contracts receivable approximating $3 million.

5. STOCK OPTION PLANS:

     The Company has agreed to issue Detachable Warrants covering 400,000 shares of Common Stock. In connection with the Participants Support Agreement, the Company has also set aside 330,000 shares of Common Stock for issuance to Sun upon exercise of the Participants Options. The Company has set aside 10% of the total number of shares of Common Stock issued and outstanding from time to time (i.e., upon consummation of the Offering, excluding the Underwriters' over-allotment option, there will be 120,000 shares available for issuance) upon exercise of Stock Options granted to officers, directors, key employees and consultants pursuant to the Company's 1997 Stock Option Plan.

                     BINGHAM FINANCIAL SERVICES CORPORATION

5. STOCK OPTION PLANS: -- CONTINUED

     At June 30, 1997, no options had been granted under the Detachable Warrant Agreement, Participants Support Agreement and the Company's 1997 Stock Option Plan. Once options are granted under the Detachable Warrant Agreement and Participants Support Agreement, the Company will recognize service costs based on the fair value method as prescribed by Statements of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation".

     For the 1997 Stock Option Plan, the Company has adopted the disclosure requirements of SFAS No. 123. In accordance with the provisions of SFAS No. 123, the Company will apply APB Opinion 25 and related interpretations in accounting for its 1997 Stock Option Plan and accordingly, will not recognize compensation costs for those options once granted.

6. SUBSEQUENT EVENTS:

     As of September 30, 1997, the Company entered into a Subordinated Loan Agreement with Sun Communities, Inc. The Subordinated Loan Agreement provides for a Subordinated Debt facility of up to $10,000,000, which indebtedness shall be subordinate to all senior debt of the Company. In accordance with the Subordinated Loan Agreement, the Company issued the Detachable Warrants to Sun covering 400,000 shares of Common Stock at a price of $10.00 per Warrant Share. The Detachable Warrants have a term of seven years and may be exercised at any time after the fourth anniversary of their issuance.

     As of September 30, 1997, the Company entered into the Participants Support Agreement with Sun. Pursuant to the Participants Support Agreement, the Participants Options were granted to Sun on September 30, 1997 and will vest if, and only if, Sun is a party to and in compliance with the terms of the Participants Support Agreement on the vesting date and on December 31st of the previous year. The Participants Options will vest in eight equal annual amounts, each consisting of 41,250 Participants Options, on January 31, 2001 through 2008. The Participants Options may be exercised at any time after vesting until expiration ten years after the date of vesting. Each Participants Option vesting on January 31, 2001 to 2003 will entitle the holder to purchase one share of Common Stock for a purchase price of $10. Each Participants Option vesting on January 31, 2004, 2005 and 2006 will entitle the holder to purchase one share of Common Stock for $12 per share. Each Participants Option vesting on January 31, 2007 and 2008 will entitle the holder to purchase one share of Common Stock for $14. On a pro forma basis, (unaudited) assuming the Participants Support Agreement was in effect on January 2, 1997 and that the Participants Options were granted to Sun on that date, recognition of service costs associated with the Participants Options would increase the unaudited pro forma net loss for the six month period ended June 30, 1997 by approximately $81,800 to equal $147,000 or $1,470 per share and would increase the Stockholder's Deficiency at June 30, 1997 to $146,900.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary......................       3
Risk Factors............................       9
Use of Proceeds.........................      16
Dividend Policy.........................      16
Capitalization..........................      17
Dilution................................      18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................      19
Business................................      22
Management..............................      35
Certain Relationships and Related
  Transactions..........................      39
Principal Stockholders..................      41
Description of Capital Stock............      42
Shares Eligible for Future Sale.........      47
Underwriting............................      49
Legal Matters...........................      50
Experts.................................      50
Available Information...................      50

                            ------------------------

     UNTIL FEBRUARY 10, 1998 (90 DAYS AFTER THE EFFECTIVE DATE OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
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                                1,200,000 SHARES
                  BINGHAM FINANCIAL SERVICES CORPORATION LOGO
                                  COMMON STOCK
                           --------------------------
                                   PROSPECTUS
                           --------------------------
                                RONEY & CO. LOGO

                               November 13, 1997

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